As filed with the Securities and Exchange Commission on November 6, 2014
Registration No. 333-198842

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FUEL PERFORMANCE SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)

Nevada	6770	88-0357508
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7777 Bonhomme Avenue, Suite 1920
St. Louis, MO 63105
Tel. No.: (314) 727-3333
(Address, including zip code, and telephone number including area code, of registrant’s principal executive offices)

Copies of communications to:

Gregg E. Jaclin, Esq.
Szaferman Lakind Blumstein & Blader, PC
101 Grovers Mill Road
Second Floor
Lawrenceville, NJ 08648
Tel. No.: (609) 275-0400
 Fax No.: (609) 555-0969

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

Calculation of Registration Fee

Title of Each Class Of Securities to be Registered	Amount to be Registered (1)		Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (3)

Common stock, par value $0.01 per share, issuable pursuant to the conversion of the 10% senior convertible notes	11,500,000		$0.10	$1,150,000	$148.12
Common stock, par value $0.01 per share, underlying warrants	6,666,667		$0.12	$800,000	$103.04
Common stock, par value $0.01 per share, issuable pursuant to the exercise of warrants issued to certain investors in the Pataki-Cahill Group	70,750		$0.12	$8,490	$1.09
Common stock, par value $0.01 per share, issuable pursuant to the exercise of warrants issued to John M. Hennessy	7,187,500	(3)	$0.12	$862,500	$111.09
Common stock, par value $0.01 per share, issuable pursuant to the exercise of warrants issued to the Benchmark Company, LLC	800,000		$0.12	96,000	12.36
Total	26,224,917			$2,916,990	$375.70
____________
(1) Pursuant to Rule 416 under the Securities Act of 1933, as amended, (the “Securities Act”) this registration statement shall be deemed to cover the additional securities to be offered or issued in connection with any provision of any securities purported to be registered hereby to be offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

2) The offering price has been estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(o) of the Securities Act.

(3) Previously paid with the initial filing of this registration statement.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

EXPLANATORY NOTE

This registration statement contains one prospectus as set forth below:

●
Resale Prospectus. This prospectus is to be used by the selling security holders in connection with a potential resale by certain seller security holders of up to an aggregate of 26,224,917 shares of the registrant’s Common Stock (as defined below),  par value $0.01, per share consisting of: (i) 11,500,000 shares of Common Stock underlying shares of the registrant’s 10% senior convertible notes; (ii) 6,666,667 shares of Common Stock underlying the Warrants (as defined below); (iii) 7,258,250 shares of Common Stock issuable upon exercise of warrants pursuant to certain piggy-back registration rights agreements; and (iv) 800,000 shares of Common Stock issuable upon exercise of warrants pursuant to certain placement agent engagement agreement between the registrant and its placement agent, Benchmark Company, LLC (“Benchmark”).

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission (“SEC”) is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to completion, dated November [ ] , 2014

FUEL PERFORMANCE SOLUTIONS, INC.

26,224,917 SHARES OF COMMON STOCK

Fuel Performance Solutions, Inc. (the “Company”) closed a financing transaction by entering into a Securities Purchase Agreement dated August 22, 2014 (the “Securities Purchase Agreement”) with certain funds and investors signatory to such Securities Purchase Agreement (the “Purchasers”) for an aggregate subscription amount of $1,000,000 (the “Purchase Price”). Pursuant to the Securities Purchase Agreement, the Company issued the following to the Purchasers: (i) 10% Convertible Promissory Notes with an aggregate principal amount of $1,150,000 (the “Convertible Notes”), and (ii) warrants to purchase an aggregate of 6,666,667 shares of the Company’s Common Stock, par value $0.01 per share, for an exercise price of $0.12 per share for a period of five (5) years from the effective date of the registration statement (the “Warrants”).

This prospectus is to be used by certain funds and accounts (the “Selling Security Holders”) in connection with a potential resale by certain Seller Security Holders of up to an aggregate of 26,224,917 shares of the Company's Common Stock, par value $0.01, per share (the “Common Stock”) consisting of: (i) 11,500,000 shares underlying the Convertible Notes; (ii) 6,666,667 shares of Common Stock underlying the Warrants; (iii) 7,258,250 shares of Common Stock (the “Piggy-back Warrant Shares”) issuable upon exercise of warrants (the “Piggy-back Warrants”) pursuant to certain piggy-back registration rights agreements; and (iv) 800,000 shares of Common Stock (the “Placement Agent Warrant Shares”) issuable upon exercise of warrants (the “Placement Agent Warrants”) pursuant to a placement agent engagement agreement dated April 24, 2014 between the registrant and Benchmark (the “Placement Agent Agreement”).

Our Common Stock is quoted on the Over-The-Counter (“OTC”) Pink Marketplace under the ticker symbol “IFUE.” The Selling Security Holders have not engaged any underwriter in connection with the sale of their shares of Common Stock. Common Stock being registered in this registration statement may be sold by Selling Security Holders at prevailing market prices or privately negotiated prices or in transactions that are not in the public market. On Novem b er 3 , 2014, the closing price of our Common Stock was $0.1 0 per share.

Investing in our Common Stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of the material risks of investing in our Common Stock in “Risk Factors” beginning on page 8 of this prospectus.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the SEC is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

FUEL PERFORMANCE SOLUTIONS, INC.

The date of this prospectus is _________, 2014

Please read this prospectus carefully. It describes our business, our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

You should rely only on information contained in this prospectus. We have not authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in the Common Stock. You should carefully read the entire prospectus, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements, before making an investment decision. In this prospectus, the terms “FPS,” “IFUE,” “Company,” “we,” “us” and “our” refer to Fuel Performance Solutions, Inc., a Nevada corporation and its subsidiaries, including Interfacial Technologies (UK) Limited.

Overview

Fuel Performance Solutions, Inc., formerly known as International Fuel Technology, Inc., (the “Company” or “FPS”) is a fuel performance enhancement technology company transitioning to a commercial enterprise. We believe fuel environmental regulations will likely result in increased demand for additive products to help offset adverse fuel performance and engine impacts resulting from these regulations. We believe our products and technology are positioned to benefit from this macro environment by offering fuel performance enhancement solutions that specifically address these macro developments and trends.

Where You Can Find Us

Our principal executive office is located at 7777 Bonhomme Avenue, Suite 1920, St. Louis, Missouri 63105. Our telephone number is (314) 772-3333 and fax number is (314) 863-6900. Our website is: http://www.fuelperformancesolutions.com/.

THE OFFERING

Securities offered
26,224,917 shares of Common Stock consisting of : (1) 11,500,000 shares of Common Stock underlying the Company’s 10% senior convertible notes; (2) 6,666,667 shares of Common Stock underlying the Warrants ; (3) an aggregate of 7,258,250 of Common Stock issuable upon exercise of warrants pursuant to certain piggy-back registration rights agreements; and (4) an aggregate of 800,000 shares of Common Stock issuable upon exercise the Placement Agent Warrants.

Common stock outstanding before the offering:	202,675,382*

Common stock outstanding after the offering:	202,675,382*

Termination of the offering:
The offering will conclude upon such time as all of the Common Stock becomes eligible for resale without volume limitations pursuant to Rule 144 under the Securities Act, or any other rule of similar effect.

OTCBB trading symbol:	IFUE

Use of proceeds:
We are not selling any shares of the Common Stock covered by this prospectus. As such, we will not receive any of the offering proceeds from the registration of the shares of Common Stock covered by this prospectus.

We could, however, receive up to $800,000 net of fees to a placement agent, in the event the Warrants are exercised for cash (notwithstanding that such Warrants have a cashless exercise feature). We will use the proceeds from the exercise of the Warrants for general corporate purposes, which may include, among other things, our working capital needs and other general corporate purposes.

Risk factors:	The Common Stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See “Risk Factors” beginning on page 8.
___________
*does not include Common Stock underlying any convertible notes, warrant or option, including ones offered in this registration statement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this prospectus, including in the documents incorporated by reference into this prospectus, includes some statements that are not purely historical and that are “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our Company and management’s expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition, results of operations, and the expected impact of the offering on the Company’s individual and combined financial performance. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this prospectus are based on current expectations and beliefs concerning future developments and the potential effects on the Company and the transaction. There can be no assurance that future developments actually affecting us will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

RISK FACTORS

Prior to the filing of our comprehensive annual report on Form 10-K for the fiscal years ended December 31, 2013and 2012 and the quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013 (the “2013 10-K”) on May 15, 2014, we had been delinquent in our SEC reporting obligations for over 12 months. Although we expect to file our periodic reports in a timely fashion going forward, we cannot provide assurance that our business and the price of our Common Stock will not be materially adversely affected by our previous failure to file required periodic reports.

Despite the filing of our 2013 10-K, we face a continuing risk that the SEC will initiate an administrative proceeding to suspend or revoke the registration of our Common Stock under the Exchange Act due to our previous failure to file an annual report on Form 10-K since March 30, 2012 or quarterly reports on Form 10-Q since November 14, 2012. In addition, there may be continued concern on the part of customers, investors and employees about our financial condition and extended filing delay status, which may result in the loss of business opportunities, limitations on our ability to raise capital and general reputational harm. Any of the foregoing could materially adversely affect our business, results of operations, financial condition and stock price.

Because we have transitioned from a development stage to a commercialization phase for our products with a new technology and little market and sales visibility, we may not be able to create market demand for our products.

We are currently engaged in extensive marketing and sales efforts, including additional laboratory testing and customer field-based demonstration trials to generate purchasing interest in our products. We have only a limited marketing history. There is a substantial risk of failure associated with development stage businesses attempting to make the transition to self-sustaining commercial entities because of the lack of established customer relationships and knowledge and acceptance of the new products being marketed. We have experienced in the past, are continuing to experience, and may experience in the future, some of the problems, delays and expenses associated with this transition, many of which are beyond our control, including but not limited to those depicted below:

●	substantial delays and expenses related to testing and further development of our products;

●	customer resistance relating to the marketing of a new product in the fuel additive marketplace;

●	competition from larger and more established companies; and

●	lack of market acceptance of our new products and technologies.

We have a history of operating losses and due to our current lack of sustainable sales and the possibility of not achieving our sales goals, we may not become profitable or be able to sustain profitability.

Since our inception we have incurred significant net losses. We reported net losses of $1,394,596 and $1,929,917 for the twelve months ended December 31, 2013 and December 31, 2012, respectively. We reported net losses of $653,957 and $798,030 for the six months ended June 30, 2014 and June 30, 2013, respectively. Our accumulated deficit as of June 30, 2014 and December 31, 2013 was $71,781,404 and $71,127,447, respectively. We expect to continue to incur net losses in the near to mid-term future. The magnitude of these losses will depend, in large part, on our ability to realize product sales revenue from the marketing and sale of our products. To date, we have not had any material operating revenue from the sale of our products and there can be no assurance we will be able generate material revenues. Our ability to generate revenues will be dependent upon, among other things, being able to (1) overcome negative connotations on the part of industrial fuel consumers regarding fuel additives in general; (2) convince potential customers of the efficacy and economic and environmental benefits of our products; and (3) generate the acceptance of our technology and products by potential customers and thereby create the opportunity to sell our products at a sufficient profit margin. Because we do not yet have a material, recurring revenue stream resulting from the sale of our products, there can be no assurance that we will be successful in these efforts. Should we achieve profitability, there is no assurance we can maintain, or increase, our level of profitability in the future.

Our independent registered public accounting firm has substantial doubt as to our ability to continue as a going concern.

As a result of our losses to date, potential losses in the future, current limited capital resources and accumulated deficit, our independent registered public accounting firm has concluded that there is substantial doubt as to our ability to continue as a going concern, and accordingly, has modified their report on our December 31, 2013 financial statements included in our 2013 10-K in the form of an explanatory paragraph describing the events that have given rise to this uncertainty. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. These factors may make it more difficult for us to obtain additional funding to meet our obligations. Our continuation is dependent upon our ability to generate or obtain sufficient cash to meet our obligations on a timely basis and ultimately to attain profitable operations. We anticipate that we will continue to incur significant losses at least until successful commercialization of one or more of our products, and we may never operate profitably in the future.

We have identified a material weakness in our internal control over financial reporting and as such, a material misstatement of the annual or interim financial statements may not be prevented or detected on a timely basis.

We identified a material weakness in our internal control over financial reporting in 2012 and 2013. The material weakness relates to the fact that FPS has limited accounting personnel with sufficient expertise, accounting knowledge and training in United States generally accepted accounting principles (“GAAP”) and financial reporting requirements. Specifically, FPS lacks sufficient personnel to anticipate, identify, resolve and review complex accounting issues and to complete a timely review of the financial statements. This material weakness was not corrected during 2013. See Item 9A, “Controls and Procedures” in our 2013 10-K for additional information. We cannot be assured that additional material weaknesses, significant deficiencies and control deficiencies in our internal control over financial reporting will not be identified in the future. If we fail to achieve and maintain effective controls and procedures for financial reporting, we may be unable to provide timely and accurate financial information. This may cause investors to lose confidence in our reported financial information. This may also have an adverse effect on the trading price of our Common Stock, give rise to an investigation by the SEC, and possible civil or criminal sanctions. Additionally, ineffective internal control over financial reporting could place us at increased risk of fraud or misuse of corporate assets.

We have only a limited product sales history upon which to base any projection of the likelihood we will prove successful; therefore, we may not achieve profitable operations, or even generate meaningful operating revenues.

Our fuel performance enhancing technology is a relatively new approach to increasing fuel performance in internal combustion engines and, therefore, may never prove commercially viable on a wide-scale basis. It is possible that we may not be able to reproduce, on a sustainable basis, the preliminary performance results achieved in certain of our research and development and field-based demonstration efforts.

We are not certain how many laboratory and customer field-based demonstration test programs will be necessary to demonstrate to potential customers sufficient fuel economy and other economic and environmental benefit from our products, nor is there any assurance that such test programs, even if positive results are observed, will convince potential customers of the efficacy of our products leading to subsequent sales orders. The success of any given product in the marketplace is dependent upon many factors, with one of the most important factors being the ability to demonstrate a sustainable and meaningful economic benefit to product end-users. If our products are unable to provide this sustainable economic benefit, or potential customers do not recognize these economic benefits, our business could fail.

If projected sales and revenues do not materialize as planned, we will require additional financing to continue operations.

Based on our current cash position, projected sales for 2014, a $1,000,000 equity commitment from one of our Directors, of which $500,000 is still available, and discussions we are currently having with additional external capital sources, we believe we have sufficient funds available to provide resources for our operations through the end of the third quarter of 2015. However, failure to achieve significant, sustained sales and revenues by the end of this period would require us to obtain additional financing. Our budget for the next 12 months emphasizes continued field and laboratory testing and customer support marketing of our products. Cash requirements during the next 12-month period are expected to average approximately $120,000 per month. In addition, unexpected changes may occur in our current operations that could exhaust available cash resources sooner than anticipated. If anticipated product sales do not materialize, or are significantly less than anticipated, we will need to raise additional funds to continue operations. If this future financing is not available, our business may fail. We currently have no other firm commitments from third parties to provide any additional financing. Consequently, we cannot assure investors that additional financing, if necessary, will be available to us on acceptable terms, or at all.

We are exposed to risks associated with the prolonged worldwide economic slowdowns and related political uncertainties.

We are subject to macro-economic fluctuations in the United States, the countries of Europe and the economies of other countries throughout the world. Concerns about consumer and investor confidence, volatile corporate profits, reduced capital spending, international conflicts, terrorist and military activity, civil unrest and pandemic illness could cause a slowdown in customer orders. In addition, political and social turmoil related to international conflicts and terrorist acts may put further pressure on economic conditions in the United States and abroad.

Our financial performance depends on varying conditions in the markets we are trying to penetrate, particularly the general industrial markets. Demand in these markets fluctuates in response to overall economic conditions. A weakened economy may result in decreased demand for our products, and economic uncertainties may cause our customers or prospective customers to continue to defer or reduce spending on the products we provide, which could reduce future earnings and cash flow.

Furthermore, adverse economic conditions or economic uncertainty may cause some of our customers or vendors to reduce or discontinue operations, which may adversely affect our operations. If, as a result of adverse economic conditions, any of our customers enter bankruptcy or liquidate their operations, our revenues and accounts receivable could be materially adversely affected.

We are dependent on third parties for the distribution of our products outside North America and they may experience the same delays, customer acceptance problems or other product commercialization issues we have experienced, which could negatively impact our commercialization efforts in these regions.

We have entered into distribution and sales agency agreements with certain third parties to help us achieve rapid customer trialing and acceptance of our products, and to oversee certain elements of our field-based demonstration testing program. If these third parties elect to discontinue their efforts, we may not be able to commercialize our products in a timely manner, or to commercialize them at all.

Although certain of these agreements contain progress milestones, we are not able to control the amount of time and effort these third parties put forth on our behalf. It is possible that any of these third parties may not perform as expected, may not achieve the contractual milestones and may breach or terminate their agreements with us before completing their work. Any failure of a third party to provide the services for which we have contracted could prevent or significantly delay us from commercializing our products.

As we currently purchase all of our product supply requirements from outside sources and have no in-house product manufacturing capability, any business complications arising with either our suppliers or with our relationships with our suppliers could create adverse consequences with our product supply chain.

We currently contract with outside specialty chemical manufacturing companies for the production and supply of 100% of our product needs. We have no in-house product manufacturing capability and, therefore, are exposed to potential product supply disruptions caused by adverse business circumstances with our suppliers (for example, raw material shortages, plant breakdowns and other adverse circumstances affecting the supply of our products from suppliers). There can be no assurances that, in the event of a supply disruption, we would be able to quickly contract with another manufacturer for the continued supply of our products. We, therefore, could be without adequate supply of our products and could lose sales for an extended period of time as a result.

There is a risk that one or more of the raw material suppliers currently supplying raw materials to our contract manufacturer could stop making a building block raw material necessary for production of our product and, therefore, cause a supply shortage until substitution raw materials could be identified and located.

If the supplier were no longer able to obtain building block raw materials necessary for production of our product, suitable substitutes would have to be identified and obtained. There can be no assurances that, in the event of a raw material supply disruption, our manufacturers would be able to quickly identify and obtain a suitable substitute component and, therefore, we could be without product inventory and could lose sales for an extended period of time.

Products developed by our competitors could severely impact our product commercialization and customer acceptance efforts, thereby reducing the sales of our products and severely impacting our ability to meet our sales goals or to continue operations.

We face competition from companies who are developing and marketing products similar to those we are developing and marketing. The petroleum/fossil fuels industry has spawned a large number of efforts to create technologies that help improve the performance of internal combustion engines and reduce harmful emissions. Some of these companies have significantly greater marketing, financial and managerial resources than us. We cannot provide any assurance that our competitors will not succeed in developing and distributing products that will render our products obsolete or non-competitive. Such competition could potentially force us out of business.

Our products are designed for use in internal combustion engines and the development of alternative engine design and technology could severely reduce the market potential for our products.

Our products are designed for, and marketed to, customers utilizing internal combustion engines. Significant efforts now exist to develop alternatives to internal combustion engines. In addition, the regulatory environment is becoming increasingly restrictive with regard to the performance of internal combustion engines and the harmful emissions they produce. If alternatives to internal combustion engines become commercially viable, it is possible that the potential market for our products could be reduced, if not eliminated.

If we are unable to protect our technology and intellectual property from use by competitors, there is a risk that we will sustain losses, or that our business could fail.

Our success will depend, in part, on our ability to obtain and enforce intellectual property protection for our technology in both the United States and other countries. We have taken steps to protect our intellectual property through patent applications in the United States Patent and Trademark Office and its international counterparts under the Patent Cooperation Treaty. We cannot provide any assurance that patents will be issued as a result of these applications or that, with respect to any patents, issued or pending, the claims allowed are, or will be, sufficiently broad enough to protect the key aspects of our technology, or that the patent laws will provide effective legal or injunctive remedies to stop any infringement of our patents. In addition, we cannot provide assurance that any patent rights owned by us will not be challenged, invalidated or circumvented, or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technology. If we are forced to defend our patents in court, well-funded adversaries could use such actions as part of a strategy for depleting the resources of a small company such as ours. We cannot provide assurance that we will have sufficient resources to successfully prosecute our interests in any litigation that may be brought.

Because of the nature of our products, we may be subject to government approvals and regulations that reduce or prevent our ability to commercialize our products, increase our costs of operations and decrease our ability to generate income.

We are subject to United States and international laws and regulations regarding the products we sell. There is no single regulatory authority to which we must apply for certification or approval to sell our products in the United States, or outside its borders. Any changes in policy or regulations by regulatory agencies in countries in which we intend to do business may cause delays or rejections of our attempts to obtain necessary approvals for the sale of our products.

There can be no assurance that we will obtain regulatory approvals and certifications for our products in all of the markets we seek to conduct business. Even if we are granted such regulatory approvals and certifications, we may be subject to limitations imposed on the use of our products. In the future, we may be required to comply with certain restrictive regulations, or potential future regulations, rules, or directives that could adversely impact our ability to sell our products. We cannot guarantee that restrictive regulations will not, in the future, be imposed. Such potential regulatory conditions or compliance with such regulations may increase our cost of operations or decrease our ability to generate income.

We create products that may have harmful effects on the environment if not stored and handled properly prior to use, which could result in significant liability and compliance expense.

The blending of base fuels with our current or future products involves the controlled use of materials that could be hazardous to the environment. We cannot eliminate the risk of accidental contamination or discharge to the environment of these materials and any resulting problems that occur. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We may be named a defendant in any suit that arises from the improper handling, storage or disposal of these products. We could be subject to civil damages in the event of an improper or unauthorized release of, or exposure of individuals to, these materials. Claimants may sue us for injury or contamination that results from use by third parties of our products, and our liability may exceed our total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development and sales and marketing efforts. Although we carry product and general liability insurance with limits we deem sufficient, there can be no assurance that an event, or series of events, will not occur that will require, in the aggregate, resources in excess of these limits.

If we lose any key personnel or are unable to attract qualified personnel and consultants, we may lose business prospects and sales, or be unable to otherwise fully operate our business.

We are dependent on the principal members of our management staff, the loss of any of whom could impair our product development and commercialization efforts underway. Furthermore, we depend on our ability to attract and retain additional qualified personnel to develop and manage our future business and markets. We may have to recruit qualified personnel with competitive compensation packages, equity participation and other benefits that may reduce the working capital available for our operations. We cannot provide assurance that we will be able to obtain qualified personnel on reasonable terms, or that we will be able to retain our existing management staff.

We may have difficulties managing growth, which could lead to lost sales opportunities.

While we have not yet achieved any meaningful, sustained revenues through the sale of our products, should certain events occur, such as a large recurring order from a well-known company or endorsement of our products from a well-known commercial entity, sales may escalate rapidly. Rapid growth could strain our human and infrastructure resources, potentially leading to higher operating costs, lost sales opportunities, or both. Our ability to manage operations and control growth will be dependent upon our ability to improve our operational, financial and management controls, reporting systems and procedures, and to attract and retain adequate numbers of qualified employees. Should we be unable to successfully provide the resources needed to manage growth, product sales and customer satisfaction could suffer and higher costs and losses could occur.

Our shares are quoted on the OTC Market Group’s OTC Pink Marketplace and are subject to a high degree of volatility and liquidity risk.

Our Common Stock is currently quoted on the OTC Market Group’s OTC Pink Marketplace. As such, we believe our stock price is more volatile and the share liquidity characteristics to be of higher risk than if we were listed on one of the national exchanges. Also, if our stock were no longer quoted on OTC Pink Marketplace, the ability to trade our stock would become even more limited and investors may not be able to sell their shares.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the Selling Security Holders. However, we received an aggregate of $1,000,000 from the sale of the Convertible Notes and Warrants to the Purchasers , pursuant to the Securities Purchase Agreement.  We received  net proceeds of $845,000 after commissions, professional fees and payoff of OID (original issue discount) promissory notes. We intend to use the net proceeds for general corporate and working capital purposes and acquisitions or assets, businesses or operations or for other purposes that our board of directors (the “Board”), in its good faith deem to be in the best interest of the Company. The Company has agreed to bear the expenses relating to the registration statement for the shares underlying the Convertible Notes and Warrants issued to the Selling Security Holders.

We could, however, receive up to $800,000 net of fees to a placement agent, in the event the Warrants are exercised for cash (notwithstanding that such Warrants have a cashless exercise feature). We will use the proceeds from the exercise of the Warrants for general corporate purposes, which may include, among other things, our working capital needs and other general corporate purposes.

DETERMINATION OF OFFERING PRICE

The prices at which the shares of Common Stock underlying the Convertible Notes, the Warrants, the Piggy-back Warrants and Placement Agent Warrants can be converted or exercised are determined based on such price or formula in the Securities Purchase Agreement, the piggy-back registration rights provisions and the Placement Agent Agreement thereof between the Company and the Selling Security Holders.

The prices at which the shares or Common Stock covered by this prospectus may actually be sold will be determined by the prevailing public market price for shares of Common Stock, by negotiations between the Selling Security Holders and buyers of our Common Stock in private transactions or as otherwise described in “Plan of Distribution” on page 15.

DILUTION

There is not substantial disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past five years and we were subject to the reporting requirements of section 13(a) and 15(d) of the Exchange Act immediately prior to filing the registration statement.

In the event that the 26,224,917 shares underlying the Convertible Notes, Warrants, Piggy-back Warrants and Placement Agent Warrants being offered in this prospectus are converted or exercised into Common Stock, as the case may be, the current common shares outstanding will be diluted by approximately 12.94%.

SELLING SECURITY HOLDERS

The 26,224,917 shares of Common Stock being offered for resale by the twenty (20) Selling Security Holders consist of : (1) 11,500,000 shares of Common Stock underlying the Company’s 10% senior convertible notes; (2) 6,666,667 shares of Common Stock underlying the Warrants; (3) 7,258,250 of Common Stock issuable upon exercise of warrants pursuant to certain piggy-back registration rights agreements; and (4) 800,000 shares of Common Stock issuable upon exercise of the Placement Agent Warrants.

The following table sets forth the names of the Selling Security Holders, the number of shares of Common Stock beneficially owned by each of the Selling Security Holders as of Novem b er 5 , 2014 and the number of shares of Common Stock being offered by the Selling Security Holders. The shares being offered hereby are being registered to permit public secondary trading, and the Selling Security Holders may offer all or part of the shares for resale from time to time. However, the Selling Security Holders are under no obligation to sell all or any portion of such shares nor are the Selling Security Holders obligated to sell any shares immediately upon effectiveness of this prospectus. All information with respect to share ownership has been furnished by the Selling Security Holders.

Fuel Performance Solutions, Inc.

Registration of Common Shares for Underlying the 10% Senior Convertible Notes,
Warrants and Piggy-back Warrants

	Common Stock
	Prior to the offering			After the offering
Selling Security Holder (1)	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock (3)	Shares Being Offered (2)	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock

Gemini Master Fund, Ltd. (4)	4,541,668	2.19%	4,541,668	0	0.00%

Brio Capital Master Fund Ltd. (5)	4,541,667	2.19%	4,541,667	0	0.00%

John M. Hennessy (6)	14,533,333	6.69%	8,095,833	6,437,500	3.08%

Helmsbridge Holdings Limited (7)	908,333	0.45%	908,333	0	0.00%

Cranshire Capital Master Fund, Ltd (8)	908,333	0.45%	908,333	0	0.00%

R&R Opportunity Fund, L.P (9)	3,633,333	1.76%	3,633,333	0	0.00%

Richard Messina (11)	1,816,667	0.89%	1,816,667	0	0.00%

Jonathan R. Burst	16,240,173	7.42%	908,333	15,331,840	7.03%

James Cahill (10)	19,500	0.01%	19,500	0	0.00%

John P. Cahill (10)	15,000	0.01%	15,000	0	0.00%

James Glynn (10)*	3,250	0.00%	3,250	0	0.00%

George E. Pataki (10)	11,000	0.01%	11,000	0	0.00%

Gerald Reid (10)	18,250	0.01%	18,250	0	0.00%

Peter R. Smith (10)*	3,750	0.00%	3,750	0	0.00%

Braden Carlsson (11)	128,000	0.06%	128,000	0	0.00%

John Borer (11)	128,000	0.06%	128,000	0	0.00%

Jamil Aboumeri (11)	128,000	0.06%	128,000	0	0.00%

Lee Popper (11)	50,000	0.02%	50,000	0	0.00%

Ksenia Kolesnikov (11)	50,000	0.02%	50,000	0	0.00%

The Benchmark Company, LLC (11)	316,000	0.16%	316,000	0	0.00%

Total	47,994,257		26,224,917	21,769,340
____________
(1)
Certain funds, accounts and individuals (listed above) are offering for resale of an aggregate of 26,224,917 shares of the Company's Common Stock consisting of: (i) 11,500,000 shares underlying the Convertible Notes pursuant to the Securities Purchase Agreement; (ii) 6,666,667 shares of Common Stock underlying the Warrants pursuant to the Securities Purchase Agreement; (iii) 7,258,250 shares of Common Stock underlying the Piggy-back Warrants pursuant to certain piggy-back registration rights provisions; and (iv) 800,000 shares of Common Stock underlying the Placement Agent Warrants pursuant to the Placement Agent Agreement.

(2)
The 26,224,917 shares of Common Stock being offered for resale in this registration statement consist of: (1) 11,500,000 shares of Common Stock underlying the Company’s 10% senior convertible notes; (2) 6,666,667 shares of Common Stock underlying the Warrants; (3) 7,258,250 of Common Stock issuable upon exercise of warrants pursuant to certain piggy-back registration rights agreements; and (4) 800,000 shares of Common Stock issuable upon exercise of the Placement Agent Warrants.

(3)
Based on 202,675,382 shares of Common Stock issued and outstanding as of Novem ber 5 , 2014. Beneficial ownership percentage is determined under the rules of the SEC and includes investment power with respect to Common Stock. The number of shares beneficially owned by a person includes shares of Common Stock underlying warrants, stock options and other derivative securities to acquire our Common Stock held by that person that are currently exercisable or convertible within 60 days after November 5 , 2014. The shares issuable under these securities are treated as outstanding for computing the percentage ownership of the person holding these securities, but are not treated as outstanding for the purposes of computing the percentage ownership of any other person.

(4)
Gemini Strategies LLC, Inc. is the investment manager of Gemini Master Fund, Ltd., and Steven Winters is the President of Gemini Strategies LLC, Inc., therefore each of Gemini Strategies LLC, Inc. and Steven Winters has voting and investment control over such securities and may be deemed to be the beneficial owner of such securities.  Each of Gemini Strategies LLC, Inc. and Steven Winters expressly disclaims any equitable or beneficial ownership of such securities.

(5)
Shaye Hirsch, in his capacity as director of this selling stockholder, has voting and investment control over these shares and may be deemed to be beneficial owner of these shares. Mr. Hirsch disclaims any beneficial ownership of these shares except to the extent of his pecuniary interests therein.

(6)
Pursuant to the Registration Rights Agreement on August 22, 2014, Mr. Hennessy or his affiliated parties may also register warrants to purchase up to 7,187,500 shares of Common Stock in addition to the Common Stock underlying the Convertible Notes and Warrant pursuant to certain piggy-back registration rights agreements.

(7)	Anthony Heller, acting alone, has voting and investment power over the shares beneficially owned by Helmsbridge Holdings Limited.
(8)
Cranshire Capital Advisors, LLC ("CCA") is the investment manager of Cranshire Capital Master Fund, Ltd. ("Cranshire Master Fund") and has voting control and investment discretion over securities held by Cranshire Master Fund. Mitchell P. Kopin ("Mr. Kopin"), the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Cranshire Master Fund.

(9)	John Selzer, acting alone, has voting and investment power over the shares beneficially owned by R&R Opportunity Fund, L.P.
(10)
The individuals are investors affiliated with the Pataki-Cahill Group. Pursuant to the Registration Rights Agreement on August 22, 2014, these individuals may register up to 70,570 shares underlying warrants pursuant to certain piggy-back registration rights agreement.

(11)
The individuals are affiliated with Benchmark, which acted as the placement agent for the financing transaction in connection to the investors related to the Securities Purchase Agreement. Richard Messina, acting alone, has voting and investment power over the shares beneficially owned by Benchmark. Pursuant to the Placement Agent Agreement on April 24, 2014, these individuals and the company may register up to 800,000 shares underlying warrants.

*	Individuals holding less than 0.01% of the Common Stock.

To our knowledge, with the exception of Jonathan R. Burst, who is the Company’s Chairman of the Board and Chief Executive Officer, none of the Selling Security Holders or their beneficial owners:

●	has had a material relationship with us other than as a shareholder at any time within the past three years; or

●	has ever been one of our officers or directors or an officer or director of our predecessors or affiliates; or

●	are broker-dealers or affiliated with broker-dealers.

PLAN OF DISTRIBUTION

This prospectus is to be used by the Selling Security Holders in connection with a potential resale by certain Seller Security Holders of up to an aggregate of 26,224,917 shares of the registrant’s Common Stock consisting of: (1) 11,500,000 shares of Common Stock underlying the Company’s 10% senior convertible notes; (2) 6,666,667 shares of Common Stock underlying the Warrants; (3) 7,258,250 of Common Stock issuable upon exercise of warrants pursuant to certain piggy-back registration rights agreements; and (4) 800,000 shares of Common Stock issuable upon exercise of the Placement Agent Warrants.

Each Selling Security Holder of our Common Stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock covered hereby on the principal trading market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Security Holder may use any one or more of the following methods when selling shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

●	in transactions through broker-dealers that agree with the Selling Security Holders to sell a specified number of such shares at a stipulated price per share;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Security Holders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Security Holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Security Holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with Financial Industry Regulatory Authority (“FINRA”) Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the Common Stock or interests therein, the Selling Security Holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The Selling Security Holders may also sell shares of the Common Stock short and deliver these securities to close out their short positions, or loan or pledge the Common Stock to broker-dealers that in turn may sell these securities. The Selling Security Holders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Security Holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each of the Selling Security Holders has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

Because Selling Security Holders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. The Selling Security Holders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Security Holders.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, Selling Security Holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the Common Stock by the Selling Security Holders or any other person. We will make copies of this prospectus available to the Selling Security Holders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF SECURITIES

Authorized Capital and Common Stock

Our authorized capital stock consists of 350,000,000 shares of Common Stock, par value $0.01 per share. As of November 5 , 2014, there were 202,675,382 shares of Common Stock outstanding.

Common Stock

The following is a summary of the material rights and restrictions associated with our Common Stock.

The holders of our Common Stock currently have: (i) equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have pre-emptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stock holders may vote. Please refer to the Company’s Articles of Incorporation, by-laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of the Company’s securities.

Warrants

Prior to the Securities Purchase Agreement the Company had 19,270,750 Warrants issued and outstanding. Of the 19,270,750 warrants, 2,000,000 have an exercise price of $0.226 and 2,570,750 have an exercise price of $0.25 and are exercisable within five (5) years of respective issuance. The remaining 14,700,000 warrants were issued with an exercise price of $0.10 and are exercisable within five (5) years of each issuance. These warrants have certain rights that include price protection and piggy-back registration rights, and may be adjusted from time to time pursuant to the terms and conditions of the warrant agreement thereof.

The Warrants

In connection with the Securities Purchase Agreement, we issued the Warrants to purchase an aggregate of 6,666,667 shares of Common Stock for an exercise price of $0.12 per share to the Purchasers.

The Warrants are exercisable in whole or in part, at an initial exercise price per share of $0.12 (subject to adjustment) (the “Exercise Price”), and may be exercised in a cashless exercise. The exercise price and number of shares of Common Stock issuable under the Warrants are subject to adjustments for stock dividends, splits, combinations, subsequent rights offerings, pro rata distributions and similar events.

The Placement Agent Warrants

Pursuant to the Placement Agent Agreement, the Company issued to Benchmark, or its assigns, warrants exercisable into 800,000 shares of Common Stock. T he Placement Agent Warrants are substantially similar to the Warrants and have an exercise price of $0.12 per share .

The number of outstanding warrants as of the date of this prospectus, of which this registration statement is a part, is 27,987,417.

Options

The Company employees, officers, and directors have outstanding stock options of 32,424,720 to purchase our securities as of June 30, 2014.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Common Stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

The financial statements as of December 31, 2013 and December 31, 2012 included in this prospectus and the registration statement have been audited by MaloneBailey LLP to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The validity of the issuance of the Common Stock hereby will be passed upon for us by Szaferman Lakind Blumstein & Blader, P.C., Lawrenceville, New Jersey.

DESCRIPTION OF BUSINESS

Corporate History

Fuel Performance Solutions, Inc. was incorporated in Nevada on April 9, 1996 by a team of individuals who sought to address the challenges of reducing harmful emissions while at the same time improving the operating performance of internal combustion engines, especially with respect to fuel economy and engine cleanliness. After our incorporation, our initial focus was product research and development, but over the past few years, our efforts have been directed to commercializing our product slate, primarily DiesoLiFTTM and the PerfoLiFT BD-Series, for use with diesel fuel and bio-diesel fuel blends, by focusing on marketing, sales and distribution efforts in conjunction with our distribution partners. On February 5, 2014, the Company changed its name from International Fuel Technology, Inc. to Fuel Performance Solutions, Inc.

Overview

We are a technology company that has developed a range of liquid fuel additive formulations that enhance the performance of petroleum-based fuels and renewable liquid fuels. We believe that use of our proprietary fuel additive formulations with a base fuel: enhances the combustion process; stabilizes the fuel; improves fuel economy; reduces harmful emissions; increases fuel lubricity; acts as a detergent to clean the fuel system; co-solves free water in the fuel system; reduces corrosion and microbial contamination in the fuel system; and when used in bio-fuels, increases fuel oxidation stability and reduces deposit formation.

We have developed a slate of fuel additive products (see “Products” section below) for use with diesel, pure bio-diesel, bio-diesel fuel blends, gasoline, gasoline ethanol blends and kerosene (heating oil) fuels.

Unlike traditional fuel additives, which are derived from petroleum, our products are derived from a mixture of complex substances that utilize, in part, naturally occurring fractions that are bio-degradable. Our additive products are easily blended into motor fuels (usually through splash blending), or combined with base motor fuels plus other fuel formulations, including bio-diesel, synthetic diesel, ethanol and urea/water, creating environmentally-friendly finished fuel blends.

The manufacture of our products is outsourced to Brenntag AG (“Brenntag”) pursuant to a manufacturing and supply agreement (see “Manufacturing Partner” below).

We have funded and completed several independent laboratory testing efforts conducted by various well-regarded laboratories in the United States, Canada, Europe, Brazil, South Africa, China and Thailand to confirm the efficacy of our technology. We have completed customer-focused field demonstration testing, which has validated independent laboratory test results. We have a number of customers that have been using our products for years with positive results.

With the increasing public and private pressure to reduce the level of harmful engine emissions, combined with the uncertain cost of base fuel, we believe our technology and its further development is poised to become one of the leading fuel performance enhancement technologies available to facilitate the worldwide effort to address these issues.

Technology

Our additive formulations are composed of a mixture of complex chemical molecules which, when blended into a base fuel, lower that base fuel’s overall surface tension at liquid-air, liquid-liquid, and liquid-solid (pipe wall) interfaces. This promotes lubricity and detergency and allows for improved atomization of the fuel in the induction and combustion chambers, resulting in a more complete and efficient burn, improving fuel economy and reducing harmful emissions.

Once the additive is blended with a base fuel, the blend forms into and remains a stable solution. No additional mixing or agitation is required for the fuel blend to remain perfectly mixed.

The following summarizes the primary benefits of our technology:

•
Fuel economy: The reduction in the fuel’s overall surface tension as it enters the combustion chamber allows for improved atomization, resulting in a more complete burn. The engine, therefore, is effectively maximizing the inherent energy in the fuel. Fuel economy is also enhanced by (i) increased lubricity which reduces friction in the fuel system, and (ii) the detergency effect which prevents the deterioration of engine performance caused by detrimental deposits.

•
Lubricity: The inherent lubricity properties of our additive formulations increase the lubricity of the fuel. This occurs because the additive will adsorb to the sides of the engine fuel system. This has the effect of coating the fuel system and reducing the friction created as the fuel flows through it.

•
Detergency: Because our additive formulations are detergents, they will act to constantly clean the fuel system and engine. The detrimental deposits, which might occur in ordinary use, are washed out and retained by fuel and lube oil filters.

•
Emissions: The improved atomization of the fuel, resulting from the use of our additives, provides for a more complete combustion of the fuel. As a result, the amount of harmful carbon monoxide, unburned hydrocarbons and particulate matter (“PM”) emissions are reduced significantly. The increased fuel efficiency and economy resulting from the use of our additive means that less fuel has to be burned for the same power output. Therefore, for the same power output, less carbon dioxide and nitrogen oxides (“NOx”) (both “greenhouse” gases) are released into the atmosphere.

•
Co-solvency: An important benefit of our additive technology is the ability to hold limited amounts of ethanol and/or water in gasoline and diesel as a stable, homogeneous fuel. This is possible because our additives are based on physical chemistry that enables the water and/or ethanol molecules to be distributed throughout the fuel in a stable and homogeneous single phase, preventing phase separation and enhancing uniform combustion.

•
Microbial contamination: If small amounts of water are present in the fuel, and phase separation occurs, aerobic and anaerobic bacterial and fungal growths may occur in the aqueous phase. The co-solving effect of our additives prevents phase separation from occurring and eliminates the environment for microbial growth. This curbs foaming and limits the formation of corrosive organic acids. This also reduces the need for bio-cides to treat the fuel, which can be expensive and difficult to handle.

•
Corrosion inhibitors: Our fuel additives are natural corrosion inhibitors. When the additive molecules adsorb to the side of the fuel system, they provide a protective coating. Also, the ability to co-solve any free water in the fuel, and prevent phase separation, helps prevent any corrosion that may occur due to the aqueous phase.

•
Reduced maintenance: The combined effects of improved lubricity, detergency, water co-solvency, corrosion inhibition, and cleaner burn resulting from the use of our additive technology extend the service life of the engine and parts, while reducing maintenance costs.

•
Oxidation stability: Our PerfoLiFT BD-series and AO-Series products are powerful antioxidants which provide superior oxidation stability to pure bio-diesel fuel and fuel blends containing bio-diesel, as well as pure hydrocarbon fuels.

•
Deposit formation control: Our PerfoLiFT BD-series and AO-Series products excel at stabilizing bio-diesels and fuel blends containing bio-diesel, as well as pure hydrocarbon fuels during long storage periods and at preventing deposit formation.

Intellectual Property

We have been granted United States Patent No. 7,374,588 on our original additive formulation based on nitrogen donors. We have also filed patent applications for a similar but upgraded formulation in the United States and three other countries.

We have made the following progress related to intellectual property advancements pertaining to fuel additive, additive-containing fuel composition, and method of manufacture:

•	we were granted Japanese Patent No. 4,767,466;

•	we were granted European Patent EP 1,246,894 B; and

•	we were granted United States Patent No. 8,147,566.

We have also filed an international patent application, under the Patent Cooperation Treaty, covering our technology in certain foreign countries.

We believe that the patents we have obtained and our current patent applications should protect our technology in many countries. Additional patent applications for extension of our technology are constantly evaluated as additional scientific and technical data and laboratory testing results become available. The patent application process is important to us, but we will also continue to rely on trade secrets.

We also have trademark protection for DiesoLiFT™, GasoLiFT™ and KeroLiFT™ in a certain number of countries.

Independent Demonstration and Testing

There are two primary methods of product demonstration: laboratory bench tests and field trials. We utilize both demonstration methods to further develop the body of test data necessary to support marketing and sales efforts. We believe that it is important to develop and manage specific testing protocols for field-based demonstrations and to adhere to already developed, industry recognized testing standards when engaged in laboratory bench tests. Numerous variables exist in any testing protocol and if not carefully managed, a change in one variable can skew test results. To address this challenge, we use our best efforts to ensure standardized testing and demonstration evaluation protocols, both industry prescribed and custom developed, whenever laboratory or field-based demonstration is undertaken. The use of these protocols allows us to: (i) effectively analyze and interpret test results; (ii) ensure testing is structured and conducted in a controlled way; (iii) ensure we will have full access to all testing results conducted by third parties; and (iv) assist our marketing and sales efforts through potential client recognition of and attention to results generated from industry adopted testing protocols.

In addition to extensive field-based customer demonstrations completed or under way, we have funded extensive laboratory bench testing at numerous well-known independent testing laboratories, including:

•	mi Technology, United Kingdom;

•	Southwest Research Institute, United States;

•	Forest Engineering Research Institute of Canada – FERIC;

•	Motive Power, United States;

•	Gerotek, South Africa;

•	South African Bureau of Standards;

•	Prodrive Ltd, United Kingdom;

•	BfB Laboratories, Belgium;

•	National Institute of Technology – INT, Brazil;

•	Technological Institute for Development - LacTec, Brazil;

•	Technology Research Institute, Brazil;

•	MTEC, Thailand; and

•	Tsinghua University, China.

Test results have confirmed the effectiveness of our additive formulations. In particular, FPS fuel blends tested have achieved: (i) an increase in fuel economy; (ii) an increase in lubricity; and (iii) a reduction in harmful emissions.

Products

We currently have 6 product lines that are being marketed around the world:

DiesoLiFTTM 10 - DiesoLiFTTM 10 is FPS’s proprietary fuel enhancing technology for use with diesel fuel and bio-diesel fuel blends. DiesoLiFTTM 10 has been scientifically proven to increase fuel economy and fuel lubricity while reducing harmful fuel emissions.

PerfoLiFT BD-Series - The PerfoLiFT BD-Series is a unique formulation developed for the stabilization of bio-diesel bases of various origins and corresponding bio-diesel fuel blends (B-5, B-10, B-20, etc.). The PerfoLiFT BD-Series provides protection against premature and developing oxidation and can be utilized for storage stability and deposit control. Likewise, the PerfoLiFT AO-Series provides similar protection to pure hydrocarbon fuels and blends.

DiesoLiFTTM FEB - DiesoLiFTTM FEB is engineered to deliver the same improved lubricity, co-solvency of water, cleaning of fuel systems, improved fuel economy and environmental benefits of DiesoLiFTTM 10. However, DiesoLiFTTM FEB also provides oxidation stability and deposit control benefits to bio-diesel and bio-diesel fuel blends.

GasoLiFTTM - GasoLiFTTM is the range of products specifically designed to apply our fuel enhancing technology to gasoline motor fuel and engines. Use of GasoLiFTTM provides similar benefits to gasoline engines as DiesoLiFTTM 10 provides to diesel engines.

KeroLiFTTM - KeroLiFTTM has been specifically formulated to bring added benefits to heating oils, kerosene fuel systems and oil burners for all oil-fired equipment applications. KeroLiFTTM has a positive effect on the environment by reducing harmful emissions and “greenhouse” gases, and by eliminating smoke.

PerfoClean - PerfoClean is specifically designed to provide superior cleaning and protection properties for diesel fuel storage tanks.

Manufacturing Partner

The manufacturer of the Company’s products is outsourced to Brenntag. Brenntag is a global leader in the distribution and manufacture of industrial and specialty chemicals and additives and lubricants. Brenntag has a global network of more than 400 locations in 70 countries and annual sales of $13 billion.

In July 2008, we signed a manufacturing agreement with Brenntag that covers existing and to-be-developed fuel performance enhancement additive products utilizing our technology. The agreement also provides for Brenntag and us to cooperate and work together to optimize the effectiveness of and reduce the manufacturing and supply costs of the additive product formulations, as well as to collaborate on product research and development activities. We have worked closely with Brenntag for years and believe the relationship to be solid. The manufacturing agreement has a 15-year term. Either party may terminate the manufacturing agreement by providing the other party advance notice at least 180 days before the desired termination date.

We are also in negotiations with Brenntag for the manufacture of our products in Brazil and the United States.

Regulatory Issues

Government regulations across the globe regarding motor fuels are continually changing. Most regulation focuses on fuel emissions. However, there is also growing concern about dependence on hydrocarbon-based fuels. This is driving legislation and regulation toward mandating alternative fuels such as bio-fuels and providing incentives for their development and use. Fuels regulation exists at various levels of government and enforcement around the globe. However, we believe the consistent pattern of regulations designed to reduce harmful emissions and reduce dependence on oil for fuel needs will only become more stringent. We believe this will be an advantage to us as many of our products reduce fuel consumption and improve performance of alternative fuel blends. We believe that as fuels regulatory compliance becomes more burdensome to fuel manufacturers, suppliers and users, demand for our products should increase. One of our strategies is to monitor government fuel related regulatory activity in the countries strategic to our business plan. This surveillance program is designed to support the product development and intellectual property process to ensure our products respond to the changing regulatory climate and are protected as quickly as possible to maintain competitive advantage. The surveillance program also supports the marketing of our products to accentuate their attributes in helping customers meet the new regulatory compliance directives.

As an example, in January 2000, the Environmental Protection Agency in the United States (the “EPA”) enacted a stringent and far-reaching set of diesel emission standards that requires the significant reduction in harmful emissions, especially PM and NOx. These regulations were phased in beginning in 2004, with PM in diesel emissions to be reduced by 90% and NOx to be reduced by 95%. Of equal importance to diesel fuel producers, the EPA also requires 97% of the sulfur currently in diesel fuel be eliminated beginning in 2006. The elimination of sulfur in diesel fuel will likely cause a decrease in diesel fuel lubricity. We believe that our products are well-positioned to benefit from the more stringent environmental rules, as tests have shown positive PM reduction effects and increased lubricity attributes when our products are added to base diesel fuel.

Another example is the regulation passed applicable to the European Union (“EU”) regarding the use of bio-fuels (bio-diesel and ethanol). The EU is supporting bio-fuels with the aim of reducing “greenhouse gas” emissions, boosting the de-carbonization of transport fuels, diversifying fuel supply sources, offering new income opportunities in rural areas and developing long term replacements for fossil fuel. In May 2003, the European Parliament and the Council adopted the “Directive on the promotion of the use of bio-fuels or other renewable fuels for transport.” This Directive aims at promoting the use of bio-fuels or other renewable fuels to replace diesel or petroleum for transport purposes, with a view to contribute to objectives such as improving the security of energy supply, reducing “greenhouse gas” emissions and creating new opportunities for sustainable rural development. The Directive requires member states to ensure that a minimum proportion of bio-fuels and other renewable fuels for transport are placed on the market and, to that effect, set indicative targets as a percent of energy content of the fossil fuels replaced. Reference values for these targets were: 2% for the end of 2005 and 5.75% for the end of 2010, on the basis of energy content of all petroleum and diesel for transport purposes. Member states were allowed to deviate from the reference values but if they did so, they were required to report their motivations for the deviation to the Commission.

However, despite the transport sector experiencing continued growth in renewable fuel share, the 2010 target was not met. In January 2011, the EU commission issued its new “Energy 2020” strategy, which calls for the use of 10% renewable energy in the transport sector by 2020. Member states expect to meet this new target by using first generation bio-fuels (bio-diesel and bio-ethanol) which will be the predominant bio-energy sources over the period to 2020.

There is now a general consensus within the EU towards the generalization of B-7 over the next few years, while B-10 is the target for implementation between now and 2020 in order to meet the Commission’s “Energy 2020” plan. Due to next generation engine technology constraints, B-10 will likely be the highest concentration bio-diesel fuel blend ever offered at the fuel pump. However, higher concentration bio-diesel fuel blends such as B-30 are already used and will be increasingly used in captive fleets. As bio-diesel percentage content increases in a base fuel, the need for oxidation control and storage stability also increases, making our PerfoLiFT BD-Series and DiesoLiFTTM FEB products even more beneficial to users.

In the United States, there are current efforts to encourage the development of alternative fuels and the required use of ethanol. In an effort to reduce dependence on foreign oil and keep up with increasing demand for petroleum products, the United States Department of Energy (“DOE”) has created and sponsored programs that encourage the use of these alternative fuels. The programs, such as the one derived from the Energy Policy and the ethanol and bio-diesel subsidy programs implemented by the DOE and other government agencies, in response to the 2005 energy legislation, provide significant incentives for the adoption of targeted fuel blends, the performance of which can be enhanced by the use of our products. We believe our products are well-positioned to help fuel producers and consumers comply with current and future fuels related regulatory standards and take advantage of existing incentive programs in the United States and the rest of the world.

Industry and Competition

Our product slate and business is a part of the hydrocarbon fuels and lubricants additive industry. The industry is composed of a few relatively large companies and a large number of smaller participants. We fall into the latter category. The large firms capture their revenue through sales of proprietary, branded products, or by sales to fuel refiners to meet state and federal fuel specifications, or fuel wholesalers and retailers trying to differentiate their own branded products. The common denominator is that all industry participants produce products which are added to hydrocarbon fuels to allow the fuel, or the overall fuel system, to perform better with the additive than without. Industry participants generally do not make the fuel itself.

The main thrust of industry participants’ products centers around improved engine cleanliness and efficiency (e.g., detergency characteristics applicable to fuel injector nozzles), improved fuel flow (e.g., mitigation of fuel problems caused by low ambient temperature) and fuel system protection (e.g., improved lubricity). These are common focus areas for the full range of gasoline and distillate fuels. Additives designed to address specific problem areas in specific fuel applications (e.g., Cetane improver in diesel fuel) and static electricity dissipation in turbine engines are also significant.

The primary market for FPS is fuel economy improvement. Although many companies make claims regarding the ability of their respective products to improve fuel economy, we are not aware of any fuel additive formulation that has consistently demonstrated the ability to achieve the fuel economy improvement demonstrated by FPS products in independent laboratory testing and field-based demonstrations. Virtually every gallon of diesel fuel, bio-diesel fuel blend, gasoline and kerosene consumed in the world today is a potential market for our products.

Marketing and Sales

Our commercial goal is the bulk sale (by the ton or 55-gallon drum) of our proprietary products to major end-users of diesel fuel and bio-diesel fuel blends: centrally-fueled road transport operators; rail operators; stationary power generation operators; and the marine vessel operators. Our primary marketing and sales strategy to accomplish this goal is to outsource marketing, sales and distribution by partnering with prominent fuel additive distribution companies with existing customers and distribution channels. Our goal is to identify and work with established in-country or global commercial distributors to partner with us to secure an expanding and sustainable revenue stream. We have a number of distribution agreements and partnerships in place:

Brenntag: Brenntag is a global leader in the distribution and manufacture of industrial and specialty chemicals and additives and lubricants. Brenntag has a global network of more than 400 locations in 70 countries and annual sales of $13 billion. Brenntag is marketing and distributing our products to its customer base with an initial focus in Europe.

Nordmann Rassmann: Nordmann Rassmann (“NRC”) is a leading international distributor of specialty chemicals, lubricants and fuel additives. NRC sells its portfolio of high quality products throughout Germany, Austria, Central and Eastern Europe, Scandinavia and Switzerland. NRC, founded in 1912, has annual revenues of $450 million.

Unipart Group: Unipart Group is a multinational, supply chain, manufacturing and consultancy company headquartered in Cowley, Oxfordshire, England. It has operations in Europe, North America, Australia and Japan and works across a variety of sectors that include automotive, rail, marine and leisure. Unipart employs 10,000 people and has annual revenues of approximately $1.7 billion. Unipart’s initial focus is in the rail industry and road transport industries in the United Kingdom and Europe.

IPU Group: IPU Group designs, manufactures and distributes high quality parts and systems for critical diesel and gas engine applications. Their core business is power generation - virtually every diesel generation manufacturer is a client – but they also provide engineered solutions to the oil and gas, marine, industrial engines, mining and land-based industries. Their initial focus will be to market, sell, distribute and provide aftermarket support for PerfoClean. PerfoClean is a new FPS product specifically designed to provide superior cleaning and protection properties for diesel fuel storage tanks.

In addition to our distribution partnerships, we also have a United Kingdom-based sales force (Environmental Fuel Technology, Inc. – “EFT”) and a number of independent sales agents in the United Kingdom and the United States. All United Kingdom-based independent sales agents work under the EFT umbrella and EFT sales and marketing efforts are supported by Unipart Group.

We believe an expeditious means of achieving product awareness and market acceptance is through field engagements with strategic commercial users of motor fuels. We are always seeking companies recognized as leaders in their industry to try our products in a field-based demonstration trial setting. Formal field-based demonstration trials have been completed with several such companies and the efficacy of our technology has been validated. Additional field-based demonstration trials are currently underway, or have been committed to, which upon completion we believe will lead to additional commercial opportunities.

Commercial Update

FPS has emerged from the research and development phase and is in the early stages of commercializing its technology. Through distribution partners, FPS has clients that are purchasing and using DiesoLiFTTM 10, the PerfoLiFT BD-Series, DiesoLiFTTM FEB, GasoLiFTTM, and KeroLiFTTM. FPS products are marketed to end-users or under FPS brand names or to retail distributors who repackage and rebrand FPS products. Product sales doubled from 2012 to 2013 and are on pace to more than double again in 2014.

Thanks primarily to the efforts of our distribution partners, FPS has made meaningful commercial progress over the last few years. Going forward, our distribution partners will continue to drive our commercial progress:

•
In 2014, Brenntag commenced the ramp up of its sales and marketing efforts on behalf of FPS. Brenntag has introduced FPS products to a number of its customers and is also using DiesoLiFTTM in one of its captive fleets. In addition, Brenntag has distributed FPS products to one of the largest bio-diesel manufacturers in Brazil. Brenntag Brazil and FPS are currently in the process of finalizing commercial plans to market and sell FPS products in Brazil. Brenntag also sells FPS products to Bardahl who repackages the products and sells to retail customers under their own brand name.

•
NRC has sold FPS products to some of the largest bio-diesel manufacturers in Europe. In addition, they have a number of road transport and rail opportunities pending. NRC also sells FPS products to Lubrichim who repackages the products and sells to retail under their own brand name.

•
Unipart Group has made a number of bulk purchases of DiesoLiFTTM. They have supplied a number of new road transport accounts in the United Kingdom and expect to begin selling DiesoLiFTTM to passenger and freight rail operators in the United Kingdom this year.

•	EFT continues to secure additional road transport accounts in the United Kingdom. They are supported by Unipart Group who provides them logistical and after-market support.

•
In the United States, we have a number of road transport operators using our products, one such account for over 7 years. In addition, we are involved in a project with one of the largest municipal fleets in the United States. During the third quarter of 2014, we have also received an initial purchase order pursuant to a product supply arrangement with a United States-based retail fuel distribution company for our DiesoLiFTTM and GasoLiFTTM fuel additives which will be added to diesel and gasoline, respectively, creating premium fuel blends for both types of fuel for sale at the retail pump in the United States.

Employees

As of Novem ber 5 , 2014, we have four (4) full-time employees. None of our employees is represented by a labor union or is subject to a collective bargaining agreement. We believe that our employee relations are good.

Corporation Information

Our principal executive office is located at 7777 Bonhomme Avenue, Suite 1920, St. Louis, Missouri 63105. Our telephone number is (314) 863-3333 and fax number is (314) 863-6900. Our website is: http://www.fuelperformancesolutions.com/.

Other Information

News and information about Fuel Performance Solutions, Inc. and our wholly owned subsidiary is available on and/or may be accessed through our website, www.fuelperformancesolutions.com. In addition to news and other information about our company, we have provided access through this site to our filings with the SEC as soon as reasonably practicable after we file or furnish them electronically. Information on our website does not constitute part of and is not incorporated by reference into this registration statement or any other report we file or furnish with the SEC. You may also read and copy any document that we file at the public reference facilities of the SEC in Washington, D.C. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

DESCRIPTION OF PROPERTY

We maintain our administrative offices at 7777 Bonhomme Avenue, Suite 1920, St. Louis, Missouri 63105 pursuant to a lease agreement. The lease agreement, which expires on April 30, 2017, provides for a base rent of $3,687 per month, subject to an annual escalation adjustment.

We believe our current facilities are adequate to meet current and near-term operating requirements.

LEGAL PROCEEDINGS

We are subject to various lawsuits and claims with respect to matters arising out of the normal course of business. While the impact on future financial results is not subject to reasonable estimation because considerable uncertainty exists, management believes, after consulting with counsel, that it is more likely than not that the ultimate liabilities resulting from such lawsuits and claims will not materially affect our financial position, results of operations or liquidity.

On July 31, 2006, we received notice from the American Arbitration Association (“AAA”) of a Demand for Arbitration dated July 27, 2006 received by the AAA naming the Company as Respondent and TPG Capital Partners (“TPG”), the prior Blencathia Acquisition Corporation (“Blencathia”) owner, as the Claimant. The arbitration had been requested by TPG to resolve an alleged aggregate proceeds shortfall from the sale of the Company’s securities issued in the Blencathia merger. TPG has claimed they sold some or all of the 312,000 shares and the sales have not generated at least $500,000 of proceeds, as guaranteed in the merger documents.

In an effort to resolve this matter prior to submission to binding arbitration, both TPG and the Company participated in a non-binding mediation conference on January 30, 2007, which did not resolve the matter. Informal discussions are ongoing. It is not expected that the ultimate settlement of this matter, considering we have recorded a liability for the shortfall amount, will have an additional adverse material effect on the Company. Since 2009, we have made payments to TPG totaling $160,000 to reduce the recorded liability. The remaining liability balance is $190,000 at June 30, 2014 and December 31, 2013.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Price Range of Common Stock

Our Common Stock is quoted on OTC Market Group’s OTC Pink Marketplace under the symbol “IFUE.” The table below shows the range of high and low sales prices on a quarterly basis for the three most recently completed fiscal years. The quotations shown reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	2014		2013		2012
	High	Low	High	Low	High	Low
First Quarter	$0.23	$0.03	$0.10	$0.06	$0.18	$0.14
Second Quarter	$0.25	$0.14	$0.10	$0.03	$0.18	$0.05
Third Quarter	$0.17	$0.09	$0.07	$0.03	$0.21	$0.07
Fourth Quarter	NA	NA	$0.04	$0.02	$0.15	$0.07

As of the close of business on Novem ber 3 , 2014, the last reported sales price per share of our Common Stock was $0.10.

HOLDERS

As of November 5 , 2014 we had approximately 2,232 record holders of our Common Stock, holding 202,675,382 shares of Common Stock. Such number does not include persons whose shares are held by a bank, brokerage house or clearing company, but does include such bank, brokerage houses and clearing companies.

Holders of our Common Stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of Common Stock do not have cumulative voting rights.

Therefore, holders of a majority of the shares of Common Stock voting for the election of directors can elect all of the directors. Holders of our Common Stock representing a majority of the voting power of our capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation.

Although there are no provisions in our charter or by-laws that may delay, defer or prevent a change in control, we are authorized, without shareholder approval, to issue shares of Common Stock that may contain rights or restrictions that could have this effect.

Holders of Common Stock are entitled to share in all dividends that the Board, in its discretion, declares from legally available funds. In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the Common Stock. Holders of our Common Stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our Common Stock.

DIVIDEND POLICY

Historically, we have not declared or paid a cash dividend to shareholders. The Board presently intends to retain any future earnings to finance our operations and does not expect to authorize cash dividends in the foreseeable future.

TRANSFER AGENT AND REGISTRAR

The transfer agent for our Common Stock is Pacific Stock Transfer Company at 4045 S. Spencer Street, Suite 403, Las Vegas, NV 89119, and its telephone number is (800) 785-7782.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of operations and financial condition for the quarter ended June 30, 2014; and the fiscal years ended December 31, 2013 and 2012 should be read in conjunction with our consolidated financial statements and the notes to those consolidated financial statements that are included elsewhere in this registration statement. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors. See “Cautionary Statements Regarding Forward-Looking Statements.”

The following is management’s discussion and analysis of certain significant factors that have affected our financial condition, results of operations and cash flows during the periods included in the accompanying financial statements. This discussion should be read in conjunction with the financial statements and notes included elsewhere in this registration statement.

Overview

We are a fuel performance enhancement technology company transitioning to a commercial enterprise. We believe fuel environmental regulations will likely result in increased demand for additive products to help offset adverse fuel performance and engine impacts resulting from these regulations. We believe our products and technology are positioned to benefit from this macro environment by offering fuel performance enhancement solutions that specifically address these macro developments and trends.

Results of Operations

Comparison of the Twelve Months Ended December 31, 2013 and the Twelve Months Ended December 31, 2012

Net Revenues

Net revenue for the twelve months ended December 31, 2013 was $704,189, as compared to $335,096 for the twelve-month period ended December 31, 2012. This increase in net revenue was primarily due to increased sales volume from our distributor network ($410,467) and decreased sales volume to end-user customers ($41,374). Sales revenue for 2013 was split between sales to our distributor network (89% of sales revenue) and end-user customers (11% of sales revenue). Sales revenue for 2012 was split between sales to our distributor network (65% of sales revenue) and end-user customers (35% of sales revenue).

Sales revenue generated during 2013 and 2012 resulted primarily from the sale of the PerfoLiFT BD-Series and DiesoLiFTTM 10.

Operating Expenses

Total operating expense was $2,034,884 for the twelve months ended December 31, 2013 (including non-cash stock-based compensation expense of $16,875), as compared to $2,201,173 for the twelve-month period ended December 31, 2012 (including non-cash stock-based compensation expense of $14,853). This represents a $166,289 decrease from the prior period, and was primarily attributable to a decrease in selling, general and administrative expense, partially offset by an increase in cost of operations. These fluctuations are more fully described below.

Cost of Operations

Cost of operations for the twelve months ended December 31, 2013 was $603,189, as compared to $243,642 for the twelve-month period ended December 31, 2012. This increase of $359,547 was primarily attributable to an increase in sales revenues.

Selling, General and Administrative Expense

Selling, general and administrative expense for the twelve months ended December 31, 2013 was $1,431,695 (including non-cash stock-based compensation expense of $16,875), as compared to $1,957,531 (including non-cash stock-based compensation of $14,853) for the twelve-month period ended December 31, 2012, representing a $525,836 decrease from the prior period.

The decrease in selling, general and administrative expense was primarily due to:

(1)	an approximate $377,000 decrease in salary expense (and related payroll taxes) during 2013 as the basis for accruing base salaries was reduced effective January 1, 2013; and
(2)
an approximate $108,000 decrease in professional service fees in 2013, as we were unable to conduct our 2012 annual audit (accounting and SEC legal fees would have been incurred during the first quarter of 2013) and our three 2013 quarterly reviews.

Interest Income

Net interest income for the twelve months ended December 31, 2013 was $99, as compared to $160 for the twelve-month period ended December 31, 2012. The change in net interest income is primarily attributable to a decrease in invested funds during 2013 as compared to 2012.

Provision for Income Taxes

We have operated at a net loss since inception and have not recorded or paid any income taxes, other than for non-cash deferred tax expense related to a basis difference between financial reporting and tax reporting goodwill. We have significant net operating loss (“NOL”) carry-forwards that would be recognized at such time as we demonstrate the ability to operate on a profitable basis for an extended period of time. The deferred income tax asset resulting primarily from the NOL carry-forwards has been fully reserved with a valuation allowance. Because goodwill is not depreciated and has an indefinite life for book purposes, the deferred tax liability related to the book to tax basis difference is not offset against the deferred tax assets when establishing our valuation allowance. Accordingly, we record non-cash deferred income tax expense, which increases the deferred tax liability, of approximately $65,000 each year.

Net Loss

Net loss for the twelve months ended December 31, 2013 was $1,394,596, as compared to $1,929,917 for the twelve months ended December 31, 2012. The decrease in net loss was primarily due to an increased gross margin created by increased sales and a decrease in selling, general and administrative expense (as described above). The basic and diluted net loss per common share for the twelve months ended December 31, 2013 and 2012 was $(0.01) and $(0.02), respectively.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company's financial statements.

Critical Accounting Policies and Estimates

Revenue Recognition

We recognize revenue from the sale of our products when the price is fixed and determinable, persuasive evidence of an arrangement exists, the products are shipped, and title and risk of loss has passed to the buyer and collectability of the resulting receivable is reasonably assured. The majority of our revenues is from sales to product distributors. Product distributors do not have the option to return product that is not immediately sold to an end-user. Therefore, our revenue recognition is not conditional on whether a distributor is able to sell product to an ultimate product end-user. Our sales policies for end-users are consistent with product distributor sales policies.

Beginning in May 2013, as an effort to address our outstanding payable balance with and at the request of our product manufacturer, our non-United States customers began remitting receivable payments directly to our product manufacturer in lieu of remitting payment directly to us. Under this arrangement, we still maintained the risks and benefits related to sending the product to each customer and thus recorded sales revenues (and associated cost of sales) applying the gross reporting treatment for each transaction pursuant to the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) ASC 605-45, “Principal Agent Considerations.”

Investor Warrant Modifications

The Company and the Board from time to time have authorized the modification to the terms of certain prior warrant issuances. The Company analyzes such modifications under ASC 718 “Compensation-Stock Compensation” (“ASC 718”) and ASC 505, “Equity Based Payments to Non-Employees” (“ASC 505”) and has historically determined that no gain or loss is recognized upon the modification due to the warrants having been issued to an investor and investor awards not being subject to either ASC 718 or ASC 505.

Valuation of goodwill

The Company accounts for goodwill and intangible assets in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

The Company completed an evaluation of goodwill at December 31, 2013 and 2012 and determined that there was no impairment. The Company employed a qualitative evaluation for 2013 analysis. For the 20121 evaluation, a net book value of less than $0 was determined using Step 1. The Company determined that its qualitative evaluation for 2012 resulted in a less than more likely than not determination of impairment, resulting in Step 2 being bypassed.

Liquidity and Capital Resources

A critical component of our operating plan affecting our ability to execute the product commercialization process is the cash resources needed to pursue our marketing and sales objectives. Until we are able to generate positive and sustainable operating cash flow, our ability to attract additional capital resources in the future will be critical to continue the funding of our operations.

In its May 14, 2014 report, our independent registered public accounting firm expressed substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

While we cannot make any assurances as to the accuracy of our projections of future capital needs, based on our current cash available as of November 5 , 2014, receivable collections expected to be received within the next thirty days and a remaining $500,000 balance from a $1,000,000 equity commitment from one of our Directors (see Equity Commitment in Note 3 to our 2013 Annual Report financial statements), we have adequate cash and cash equivalents balances and commitments to fund operations through the end of the third quarter of 2015. Management implemented a salary deferral program for all employees during 2011 to conserve our cash position. This salary deferral program has continued.

We have been funded since inception primarily by unregistered sales of the Company’s restricted stock, generally to existing shareholders. Although we believe we still have access to capital from existing shareholders, we can make no assurances that, if required, additional capital will be available to us from this source. Therefore, if we are unable to achieve significant, sustained sales and revenues or secure additional capital by the end of the third quarter of 2015, we will need to curtail operations.

Cash used in operating activities was $1,066,590 for the twelve months ended December 31, 2013, as compared to cash used in operating activities of $1,335,549 for the twelve months ended December 31, 2012. The decrease in cash flow used in operating activities was due primarily to a $535,321 reduction in net loss attributable to a $369,093 increase in sales (and therefore increased accounts receivable receipts during 2013), partially offset by the fact that we aggressively paid down vendor payables during 2013.

Cash provided by financing activities was $1,232,157 for the twelve months ended December 31, 2013, as compared to $1,070,000 for the twelve months ended December 31, 2012. During 2013, we raised $882,157 upon the private placement of 32,482,820 restricted shares of our Common Stock to accredited investors. We also received net proceeds of $350,000 in the form of notes payable from related parties. During 2012, we raised $810,000 upon the private placement of 9,975,000 restricted shares of our Common Stock to accredited investors. During 2012, we also received net proceeds of $260,000 in the form of notes payable from related parties.

Net cash increased by $165,567 for the twelve months ended December 31, 2013, as compared to a decrease in net cash of $265,549 for the twelve months ended December 31, 2012.

During the twelve months ended December 31, 2013 and December 31, 2012, we did not make significant investments in property and equipment and do not anticipate doing so in the immediate future.

Working capital deficit at December 31, 2013 was $(4,541,929), as compared to $(4,108,872) at December 31, 2012. This decrease was primarily attributable to funding cash operating expenses for 2012. The negative working capital amount for 2013 and 2012 is strongly impacted by the approximate $3 million deferred revenue liability recorded on our balance sheet at both December 31, 2013 and 2012.

Effective October 27, 1999, we merged with Blencathia. Blencathia was a public shell company with immaterial assets and liabilities and 312,000 shares outstanding at the time of the merger, which it redeemed and cancelled upon the merger. In exchange, we issued 312,000 of our common shares to the prior Blencathia owner with the contractual understanding that such shares were to be sold by that owner to achieve gross cash proceeds of $500,000. Any excess proceeds were to be returned to us and any deficiency was to be made up by us issuing additional shares or paying the difference in cash. As we believed that we controlled the ultimate timing of the sale of these 312,000 shares by the prior Blencathia owner, we did not consider these shares as issued or outstanding for purposes of computing loss per share.

In 2006, we learned that the prior Blencathia owner had, in fact, sold the 312,000 shares for aggregate proceeds of approximately $150,000, without our consent. Accordingly, in the fourth quarter of 2006, we recorded $500,000 of general expenses (representing the cost of the 1999 merger) and the deemed issuance of approximately $150,000 of Common Stock. Since 2009, we have made payments to the prior Blencathia owner in the aggregate of $160,000 reducing this obligation. The remaining $190,000 obligation has been reflected as a current accrued expense. We are in negotiations with the prior Blencathia owner to resolve this obligation and may ultimately settle the obligation with either cash or equity securities with a lower market value. Beginning in 2006, the 312,000 shares have been reflected as outstanding for earnings per share computations.

Three and Six Months Ended June 30, 2014 Compared to Three and Six Months Ended June 30, 2013

Net Revenues

Net revenues for the three months ended June 30, 2014 were $454,667, as compared to $111,532 for the three-month period ended June 30, 2013. This increase is primarily attributable to increased sales of the PerfoLiFT BD-Series and DiesoLiFTTM through our distributor network during the three months ended June 30, 2014.

During the three months ended June 30, 2014, 94% of our sales were concentrated among four customers. During the three months ended June 30, 2013, 98% of our sales were concentrated among three customers. Sales revenue was split between sales to distributors (95%) and end-users (5%) for the three months ended June 30, 2014. Sales revenue was split between sales to distributors (82%) and end-users (18%) for the three months ended June 30, 2013. Sales revenue generated during the three months ended June 30, 2014 and June 30, 2013 was primarily generated from the sale of the PerfoLiFT BD-Series and DiesoLiFTTM .

Net revenues for the six months ended June 30, 2014 were $829,093, as compared to $324,826 for the six-month period ended June 30, 2013. This increase is primarily attributable to increased sales of the PerfoLiFT BD-Series and DiesoLiFTTM through our distributor network during the six months ended June 30, 2014.

During the six months ended June 30, 2014, 86% of our sales were concentrated among three customers. During the six months ended June 30, 2013, 89% of our sales were concentrated among four customers. Sales revenue was split between sales to distributors (96%) and end-users (4%) for the six months ended June 30, 2014. Sales revenue was split between sales to distributors (85%) and end-users (15%) for the six months ended June 30, 2013. Sales revenues generated during the six months ended June 30, 2014 and June 30, 2013 were primarily generated from the sale of the PerfoLiFT BD-Series and DiesoLiFTTM.

Operating Expenses

Total operating expenses were $2,584,302 for the three months ended June 30, 2014, as compared to $485,081 for the three-month period ended June 30, 2013. This $2,099,221 increase from the prior period was primarily attributable to an increase in cost of operations due to increased sales and an increase in non-cash stock-based compensation expense, which is more fully described below.

Total operating expenses were $761,723 for the six months ended June 30, 2014, as compared to $1,090,918 for the six-month period ended June 30, 2013. This $329,195 decrease from the prior period was primarily attributable to a gain on deferred revenue liability of $2,998,242 during the six months ended June 30, 2014, partially offset by an increase in cost of operations due to increased sales and an increase in non-cash stock-based compensation expense, which is more fully described below.

Cost of Operations

Cost of operations was $335,589 for the three months ended June 30, 2014, as compared to $95,425 for the three-month period ended June 30, 2013. This increase was due to increased sales for the three months ended June 30, 2014, compared to the three months ended June 30, 2013.

Cost of operations was $632,540 for the six months ended June 30, 2014, as compared to $272,573 for the six-month period ended June 30, 2013. This increase was due to increased sales for the six months ended June 30, 2014, compared to the six months ended June 30, 2013.

Selling, General and Administrative Expense

Selling, general and administrative expense for the three months ended June 30, 2014 was $2,248,713 (including non-cash stock-based compensation of $1,795,206), as compared to $389,656 (including non-cash stock-based compensation of $0) for the three-month period ended June 30, 2013. This increase of $1,859,057 was primarily attributable to the following activities:

●	a $1,795,206 increase in non-cash stock-based compensation expense primarily related to the issuance of options to employees and Directors during the three months ended June 30, 2014; and

●	an approximate $81,000 increase in accounting fees related to audit services conducted during the three months ended June 30, 2014 for our 2013 Annual Report.

Selling, general and administrative expense for the six months ended June 30, 2014 was $3,127,425 (including non-cash stock-based compensation of $2,367,792), as compared to $818,345 (including non-cash stock-based compensation of $16,875) for the six-month period ended June 30, 2013. This increase of $2,309,080 was primarily attributable to the following activities:

●
a $2,367,792 increase in non-cash stock-based compensation expense related to the cancellation of certain options previously granted to employees and Directors and new option grants to employees, Directors and non-employee consultants during the six months ended June 30, 2014;

●	an approximate $81,000 increase in accounting fees related to audit services conducted during the three months ended June 30, 2014 for our 2013 Annual Report;

●	an approximate $75,000 decrease in salary expense (and related payroll taxes) for the comparable periods as the number of employees on payroll has decreased from the prior comparable period; and

●	an approximate $55,000 decrease in research and development expense primarily related to trials conducted at London Midlands during the three months ended March 31, 2013.

Gain on Deferred Revenue Liability Write Off

Gain on deferred revenue liability was $0 and $0 for the three months ended June 30, 2014 and June 30, 2013, respectively.

Gain on deferred revenue liability was $2,998,242 and $0 for the six months ended June 30, 2014 and June 30, 2013, respectively. The increase relates to the first quarter of 2014 write off of a previously recorded obligation due to the expiration of the relevant statute of limitations. See Note 8 – Deferred Revenue in our second quarter 2014 financial statements.

Interest Income

Interest income was $115 and $41 for the three months ended June 30, 2014 and June 30, 2013, respectively. The increase in interest income is primarily attributable to higher invested cash and cash equivalents balance during the current quarter.

Interest income was $173 and $62 for the six months ended June 30, 2014 and June 30, 2013, respectively. The increase in interest income is primarily attributable to higher invested cash and cash equivalents balance during the first six months of 2014.

Gain (Loss) on Derivative Liability

Gain (loss) on derivative liability was $155,000 and $0 for the three months ended June 30, 2014 and June 30, 2013, respectively.

Gain (loss) on derivative liability was $(302,000) and $0 for the six months ended June 30, 2014 and June 30, 2013, respectively.

During 2009, we granted a warrant to purchase 2,000,000 shares of the Company’s Common Stock to an accredited investor in conjunction with equity raise efforts. On April 12, 2013, the Company’s Board authorized and approved the extension of the expiration date and a change of exercise price for this warrant. The outstanding share purchase warrant originally had a March 23, 2014 expiration date and an exercise price of $0.25. The new modified terms extended the warrant expiration date to April 11, 2018 and reduced the exercise price to $0.226. The exercise price is also subject to dilutive adjustments for share issuances (full ratchet reset features).

Because this warrant has full reset adjustments tied to future issuances of equity securities by the Company, it is subject to derivative liability treatment under ASC 815-40-15, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock” (“ASC 815-40-15”). ASC 815-40-15 requires as of the date the warrant is issued, the derivative liability to be measured at fair value and re-evaluated at the end of each reporting period.

As of December 31, 2013, we determined the fair value of the warrant’s derivative liability to be nominal. As of June 30, 2014, the fair value of the warrant’s derivative liability is $302,000 and the Company recognized a gain (loss) on derivative liability of $155,000 for the three months ended June 30, 2014 and $(302,000) for the six months ended June 30, 2014.

Loss on Conversion of Debt From a Related Party

Loss on conversion of debt from a related party was $0 and $0 for the three months ended June 30, 2014 and June 30, 2013, respectively.

Loss on conversion of debt from a related party was $387,500 and $0 for the six months ended June 30, 2014 and June 30, 2013, respectively. During the six months ended June 30, 2014, we converted $550,000 of notes payable to related parties, triggering this loss.

Income Tax Provision

We have operated at a net loss since inception and have not recorded or paid any income taxes, other than for non-cash deferred tax expense related to a basis difference between financial reporting and tax reporting deductible goodwill. We have significant net operating loss NOL carry-forwards that would be recognized at such time as we demonstrate the ability to operate on a profitable basis for an extended period of time. The deferred income tax asset resulting primarily from the NOL carry-forwards has been fully reserved with a valuation allowance. Because goodwill is not depreciated and has an indefinite life for book purposes, the deferred tax liability related to the book to tax basis difference is not offset against the deferred tax assets when establishing our valuation allowance. Accordingly, we record non-cash deferred income tax expense, which increases the deferred tax liability, of approximately $16,000 each quarter.

Net Loss

Net loss for the three months ended June 30, 2014 was $1,990,520, as compared to $389,508 for the three months ended June 30, 2013. The increase in net loss was primarily due to an increase in non-cash stock-based compensation expense ($1,795,206) and an increase in accounting fees (approximately $81,000), partially offset by an increase in gross margin from sales ($102,971) and a gain on derivative liability ($155,000), as described above. The basic and diluted net loss per common share for the three months ended June 30, 2014 and June 30, 2013 was $(0.01) and $(0.00), respectively.

Net loss for the six months ended June 30, 2014 was $653,957, as compared to $798,030 for the six months ended June 30, 2013. The decrease in net loss was primarily due an increase in gross margin from sales ($144,300), a gain on a deferred revenue liability write off ($2,998,242) and a decrease in salary expense (approximately $75,000) and research and development expense (approximately $55,000), partially offset by an increase in non-cash stock-based compensation expense ($2,367,792) and accounting fees (approximately $81,000) and losses related to a derivative liability ($302,000) and conversions of related party notes ($387,500), as described above. The basic and diluted net loss per common share for the six months ended June 30, 2014 and June 30, 2013 was $(0.00) and $(0.01), respectively.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company's financial statements.

Critical Accounting Policies and Estimates

Revenue Recognition

We recognize revenue from the sale of our products when the price is fixed and determinable, persuasive evidence of an arrangement exists, the products are shipped, title and risk of loss has passed to the buyer and collectability of the resulting receivable is reasonably assured. The majority of our revenues is from sales to product distributors. Product distributors do not have the option to return product that is not immediately sold to an end-user. Therefore, our revenue recognition is not conditional on whether a distributor is able to sell product to an ultimate product end-user. Our sales policies for end-users are consistent with product distributor sales policies.

Beginning in May 2013, in an effort to address our outstanding payable balance with and at the request of our product manufacturer, our non-United States customers began remitting receivable payments directly to our product manufacturer in lieu of remitting payment directly to us. Under this arrangement, we still maintained the risks and benefits related to sending the product to each customer and thus recorded sales revenues (and associated cost of sales) applying the gross reporting treatment for each transaction pursuant to ASC 605-45, “Principal Agent Considerations.” During the first quarter of 2014, we once again began collecting payments directly from our non-United States customers and paying our product manufacturer separately for the corresponding cost of manufactured goods.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For stock-based derivative financial instruments, the Company uses a Black-Scholes option pricing model, assuming maximum value, in accordance with ASC 815-15, “Derivatives and Hedging,” to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within twelve months of the balance sheet date.

Liquidity and Capital Resources

A critical component of our operating plan affecting our ability to execute the product commercialization process is the cash resources needed to pursue our marketing and sales objectives. Until we are able to generate positive and sustainable operating cash flow, our ability to attract additional capital resources in the future will be critical to continue the funding of our operations.

In its May 14, 2014 report, our independent registered public accounting firm expressed substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

While we cannot make any assurances as to the accuracy of our projections of future capital needs, based on our current cash available as of November 5 , 2014, receivable balances expected to be received within the next thirty days and a remaining $500,000 balance from a $1,000,000 equity commitment from one of our Directors (see Note 5 to our second quarter of 2014 financial statements), we have adequate cash and cash equivalents balances and commitments to fund operations through the end of the third quarter of 2015. In 2011, management implemented a salary deferral program for all employees to conserve our cash position. This salary deferral program has continued to be in effect during the first six months of 2014.

We have been funded since inception primarily by unregistered sales of Company restricted stock, generally to existing shareholders. We believe we still have access to capital from existing shareholders and in addition, management is in the process of executing a plan that we believe will provide us with sufficient funds to allow us to operate through the end of the third quarter of 2015. However, we can make no assurances that additional capital will be available to us from either of these sources. Therefore, if we are unable to secure additional capital, we will need to curtail operations.

Cash used in operating activities was $609,631 for the six months ended June 30, 2014, as compared to cash used in operating activities of $484,385 for the six months ended June 30, 2013. The increase in cash used in operating activities was due primarily to payments made to our external auditors in the six months ended June 30, 2014 in conjunction with our 2011, 2012 and 2013 annual audits which commenced in April 2014 and reduced cash expenditures associated with payroll for the six months ended June 30, 2014 due to a reduced number of employees.

Cash provided by financing activities was $836,056 for the six months ended June 30, 2014, as compared to $500,000 for the six months ended June 30, 2013. During the six months ended June 30, 2014, we raised $827,724 upon the private placement of 31,894,778 restricted shares of our Common Stock to accredited investors. During the six months ended June 30, 2013, we raised $350,000 upon the private placement of 5,875,000 restricted shares of our Common Stock to accredited investors. During the six months ended June 30, 2013, we also received net proceeds of $150,000 in the form of notes payable from related parties.

Net cash increased by $226,425 for the six months ended June 30, 2014, as compared to an increase in net cash of $15,615 for the six months ended June 30, 2013.

During the six months ended June 30, 2014 and June 30, 2013, we did not make significant investments in property and equipment and do not anticipate doing so in the immediate future.

Working capital deficit at June 30, 2014 was $(1,031,967), as compared to $(4,541,929) at December 31, 2013. The negative working capital balance for June 30, 2014 is negatively impacted by a $302,000 derivative liability that was recorded during the six months ended June 30, 2014. The negative working capital amount for December 31, 2013 is strongly impacted by the approximate $3 million deferred revenue liability that was recorded on our balance sheet, but has since been removed.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

Set forth below are the names, ages and other biographical information of our directors and executive officers as of November 5, 2014:

The following are the names of our current executive officers and Directors, as well as those who served as executive officers and Directors during the fiscal years ended December 31, 2012 and 2013, their present positions with the Company and certain biographical information.

Name	Age	Position(s) and Offices Held with FPS	Dates in Position or Office
Jonathan R. Burst	56	Chief Executive Officer and Chairman of the Board	1999-Present (Chief Executive Officer); 2000-Present (Chairman of the Board)
Stuart D. Beath	55	Chief Financial Officer	2007-Present
Rex Carr	87	Director	2002-Present
Michael Gianino	56	Director	2012-Present
Gary Kirk	53	*	2003-2013
David B. Norris	66	Director	2000-Present
_____________
*
During the fiscal year ended December 31, 2012 and through October 7, 2013, Mr. Kirk served as a Director and as our Director of Sales and Marketing, a non-executive officer position. Mr. Kirk resigned as a Director and as Director of Sales and Marketing effective October 7, 2013.

All Directors hold office until the next annual meeting of shareholders or until their successors are elected and qualified. At present, our Articles of Incorporation provide for not less than 1 nor more than 9 directors. Currently, we have 4 directors. Our by-laws permit the Board to fill any vacancy and such director may serve until the next annual meeting of shareholders or until his successor is elected and qualified. Officers serve at the discretion of the Board.

Background of Directors and Executive Officers:

JONATHAN R. BURST has served as our Chief Executive Officer since 1999, and as the President of the Company from 1999 to 2000 and 2002 to 2005. Mr. Burst has also served as a Director and Chairman of the Board since 2000. Mr. Burst founded Burcor International in 1998, primarily an insurance brokerage firm, and has served as President since its inception. Mr. Burst received a bachelor of arts degree in Economics from the University of Missouri in 1981.

STUART D. BEATH has served as our Chief Financial Officer since 2007. From 2001 until his appointment as Chief Financial Officer, Mr. Beath served as our Director of Corporate Development. Prior to joining the Company, Mr. Beath was a First Vice President and served in the Corporate Finance Department of Stifel, Nicolaus & Company, Incorporated, a brokerage and investment banking firm, from 1993 to 1997. Mr. Beath was also a member of the Board of Directors of Anchor Gaming from 1994 to 2001, serving on the Board’s Audit Committee. From 1987 to 1993, Mr. Beath served in the Corporate Finance Department of A.G. Edwards & Sons, Inc., a brokerage and investment banking firm, where he was an Assistant Vice President of the Firm. Mr. Beath earned a bachelor of arts degree from Williams College in 1981 and a masters in business administration degree from the Darden School at the University of Virginia in 1987.

REX CARR has served as a Director of the Company since 2002. Mr. Carr has been the managing partner of the Rex Carr Law Firm, a law firm with offices in East St. Louis, Illinois, St. Louis, Missouri and Belleville, Illinois, since 2004. Until 2003, Mr. Carr was the senior partner of a 36-person law firm, Carr, Korein, and Tillery, with offices in Missouri and Illinois, for more than 5 years. Mr. Carr is admitted to practice in the United States Supreme Court and the Illinois and Missouri Supreme Courts.

MICHAEL GIANINO has served as a Director of the Company since 2012. Mr. Gianino has served as the owner/President of Homewatch CareGivers of St. Louis, a home health care agency that provides non-medical in-home assistance primarily to the elderly, since 2001. Prior to 2001, Mr. Gianino was employed at Anheuser-Busch, Inc., serving in a variety of positions within Anheuser-Busch’s Field Sales Department.

GARY KIRK served as a Director of the Company from 2003 through October 7, 2013. Mr. Kirk served as our Director of Sales and Marketing from 2003 through October 7, 2013. Mr. Kirk had extensive experience (1980 to 2003) in the petroleum industry, all with Petrochem Carless Ltd., a United Kingdom-based refiner and marketer of petroleum products. Mr. Kirk spent his first 8 years as a research chemist and the remainder in Petrochem Carless’ marketing department. From 1988 to 2003, Mr. Kirk reported directly to the President of Petrochem Carless as the Marketing Manager for Performance Fuels, covering accounts in Europe and the rest of the world.

DAVID B. NORRIS has served as a Director of the Company since 1999. Mr. Norris founded and owns Addicks Services, Inc., a construction company, and has served as its Vice President since 1983.

Section 16(a) Beneficial Ownership Compliance

Based solely upon our review of copies of such forms received by us, we believe that, during the fiscal years ended December 31, 2012 and 2013, the following persons did not timely file Forms 3, Forms 4 and Forms 5 reporting beneficial ownership of FPS securities and/or changes therein.

	2012		2013
Reporting Person	Number of Known Failures to File Required Form	Number of Transactions Not Reported	Number of Known Failures to File Required Form	Number of Transactions Not Reported
Jonathan R. Burst	1	1	1	1
Rex Carr	3	3	1	1
Fer Eren, M.D. (1)	1	1	NA	NA
Michael Gianino	1	-	4	4
Gary Kirk (2)	1	1	1	1
David B. Norris	1	1	1	1
______________
(1)	Dr. Eren ceased to be a member of our Board as of December 4, 2012.
(2)	Mr. Kirk ceased to be a member of our Board as of October 7, 2013.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to the Chief Executive Officer, the Chief Financial Officer, senior financial officers and employees with financial reporting responsibilities. A copy will be provided at no charge. Requests can be sent to Fuel Performance Solutions, Inc., 7777 Bonhomme Avenue, Suite 1920, St. Louis, Missouri 63105, attention Thomas M. Powell.

Audit Committee

We have a separately designated Audit Committee. Mr. Norris currently is the only member of our Audit Committee.

The Board has determined that Mr. Norris, an independent member of the Board, satisfies all of the criteria to be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K.

Procedures for Nominating Directors

There have been no material changes to the procedures by which security holders may recommend nominees to the Board since the filing of our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2014.

EXECUTIVE COMPENSATION

Summary Compensation Table

2013 Summary Compensation Table

The following table sets forth information concerning all cash and non-cash compensation paid or to be paid by us as well as certain other compensation awarded to, earned by and paid to, during the indicated fiscal years, to the Chief Executive Officer and Chief Financial Officer.

Name and Principal Position	Year	Salary ($)	Option Awards ($)	All Other Compensation ($)		Total ($)

Jonathan R. Burst,	2013	$—	$—	$324,663	(1)	$324,663
Chief Executive Officer	2012	52,154	—	381,245	(2)	433,399

Stuart D. Beath,	2013	112,500	—	64,346	(3)	176,846
Chief Financial Officer	2012	139,739	—	66,179	(4)	205,918
_____________
1)
Includes (i) $223,702 of payments made to Burcor Capital, LLC, a company owned by Mr. Burst, in lieu of salary due to Mr. Burst, (ii) $70,500 of deferred salary owed to Mr. Burst (see “Executive Officer Base Salaries” below), (iii) $28,283 of health insurance coverage for Mr. Burst and his family, and (iv) $2,178 of life insurance premiums paid by FPS.

2)
Includes (i) $205,494 of payments made to Burcor Capital, LLC, a company owned by Mr. Burst, in lieu of salary due to Mr. Burst, (ii) $146,737 of deferred salary owed to Mr. Burst (see “Executive Officer Base Salaries” below), (iii) $26,156 of health insurance coverage for Mr. Burst and his family, (iv) $2,178 of life insurance premiums paid by FPS, and (v) $680 of non-cash expense recorded for the grant of 10,000 options for 2012 Board services provided. The non-cash expense represents the aggregate grant date fair value computed in accordance with ASC 718. See Note 4 to our 2013 Annual Report financial statements for ASC 718 assumptions. These fully vested options were valued based on the closing price of our stock on the grant date ($0.09 on December 31, 2012).

3)	Represents $26,846 of health insurance coverage for Mr. Beath and his family and $37,500 of deferred salary owed to Mr. Beath. See “Executive Officer Base Salaries” below.
4)	Represents $26,156 of health insurance coverage for Mr. Beath and his family and $40,023 of deferred salary owed to Mr. Beath. See “Executive Officer Base Salaries” below.

Executive Officer Base Salaries

For the fiscal year ended December 31, 2011, Mr. Burst’s and Mr. Beath’s annual base salaries were $400,000 and $175,000, respectively. In May 2011, the Company instituted a policy pursuant to which all employees, including our named executive officers (“NEOs”), agreed to defer receipt of 50% of all earned salary until further notice. Effective July 2011, the policy was revised. Pursuant to the new policy, effective July 2011, Mr. Burst agreed to defer receipt of 26% of all earned salary until further notice and Mr. Beath agreed to defer receipt of 14% of all earned salary until further notice. In June 2013, the policy was again revised to provide that each of Messrs. Burst and Beath would defer receipt of 25% of his earned salary until further notice.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on all restricted stock, stock options and SAR awards (if any) held by our NEOs as of December 31, 2013 and as of December 31, 2012.

	Option Awards (as of December 31, 2012)				Option Awards (as of December 31, 2013)
Name	No. of Securities Underlying Unexercised Options Exercisable (#)	No. of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	No. of Securities Underlying Unexercised Options Exercisable (#)	No. of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Jonathan R. Burst	10,400	—	$0.21	12/31/2013	—	—	NA	NA
	450,000	—	$0.50	12/31/2013	—	—	NA	NA
	780,000	—	$0.13	12/31/2014	780,000	—	$0.13	12/31/2014
	1,040,000	—	$0.24	12/31/2014	1,040,000	—	$0.24	12/31/2014
	4,600,000	—	$0.48	12/31/2014	4,600,000	—	$0.48	12/31/2014
	10,000	—	$0.09	12/31/2017	10,000	—	$0.09	12/31/2014

Stuart D. Beath	250,000	—	$0.50	12/31/2013	—	—	NA	NA
	200,000	—	$0.25	8/2/2014	200,000	—	$0.25	8/2/2014
	1,352,000	—	$0.48	12/31/2014	1,352,000	—	$0.48	12/31/2014

2013 and 2012 Director Compensation

Directors do not receive any cash compensation for their services as members of the Board, although they are reimbursed for certain expenses incurred in connection with attendance at Board and Committee meetings.

Historically, each non-employee and employee Director was entitled to an annual award of 10,000 restricted shares or an immediately vesting option to purchase 10,000 shares of our Common Stock as compensation for their services as Board members. In addition, each Board member was entitled to receive 1,000 shares of restricted stock or an option to purchase 1,000 shares of our Common Stock for every 3 Board meetings attended.

However, during 2013, the Company and the Board undertook a review of its Director compensation policy. This review was not finalized during 2013, thus no Board compensation was granted for 2013 Board services.

Board members are also eligible to receive discretionary grants of Common Stock under the Consultant and Employee Stock Compensation Plan and grants of stock options, stock appreciation rights and restricted stock pursuant to the Amended and Restated LTIP.

The following table provides information related to the compensation of our non-NEO Directors for fiscal 2013 and 2012. For information regarding our Chairman and Chief Executive Officer’s 2013 and 2012 compensation, see the 2013 Summary Compensation table.

Name	Year	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)

Rex Carr (1)	2013	$—	$—	$—	$—
	2012	—	680 (2)	—	680

Fer Eren, M.D. (3)	2013	—	—	—	—
	2012	—	—	—	—

Michael Gianino (4)	2013	—	—		—
	2012	—	680 (2)	—	680

Gary Kirk (5)	2013	—	—	121,154 (6)	121,154
	2012	—	680 (2)	157,163 (6)	157,843

David B. Norris (7)	2013	—	—	—	—
	2012	—	680 (2)	—	680
__________________
(1)
Mr. Carr’s FPS equity holdings as of both December 31, 2013 and 2012 include 16,695,298 shares of restricted Common Stock owned by R.C. Holding Company, of which Mr. Carr is a Director, President and 41% stockholder. Mr. Carr is deemed to be the beneficial owner of these shares. Mr. Carr also owned 125,000 shares of Common Stock as of both December 31, 2013 and 2012, and 5,449,901 shares of restricted Common Stock as of both December 31, 2013 and 2012. Mr. Carr also had 700,760 and 811,160 vested options/warrants to purchase shares of FPS Common Stock as of December 31, 2013 and 2012, respectively, and 10,000 restricted common shares as of both December 31, 2013 and 2012, obtained from Board services provided from 2002 to date.

(2)
Represents the grant date fair value for options granted as compensation for 2012 Board services. Key assumptions used in determining the fair value (pursuant to ASC 718) of these options include the following:

Measurement date:	December 31, 2012
Fair value per option:	$0.068
Risk-free interest rate:	0.74%
Dividend yield:	—
Volatility factor:	1.03
Expected option life:	5 years.
__________________
(3)
Dr. Eren ceased to be a member of our Board as of December 4, 2012. Dr. Eren’s FPS equity holdings as of December 31, 2012 included 642,899 shares of Common Stock . Dr. Eren also held 130,000 vested options to purchase shares of FPS Common Stock, obtained from Board services provided from 2009 to 2012.

(4)
Mr. Gianino’s FPS equity holdings as of December 31, 2013 and 2012 include 2,630,893 and 1,005,893, respectively, shares of Common Stock. Mr. Gianino also held 10,000 vested options to purchase shares of FPS Common Stock as of both December 31, 2013 and 2012 for Board services provided from 2012 to date. Mr. Gianino also held 250,000 and 125,000 vested warrants to purchase shares of FPS Common Stock as of December 31, 2013 and 2012, respectively.

(5)
Mr. Kirk ceased to be a member of our Board as of October 7, 2013. Mr. Kirk’s FPS equity holdings as of December 31, 2012 included 2,330,000, respectively, vested options to purchase shares of FPS Common Stock granted for employee services. Mr. Kirk also held 84,720 vested options to purchase shares of FPS Common Stock as of December 31, 2012, obtained from Board services provided from 2003 to 2012.

(6)
These amounts represent Mr. Kirk’s annual base salary for the fiscal years 2013 and 2012. Included in these amounts are accrued but unpaid salary amounts of $29,651 and $45,996 for 2013 and 2012, respectively.

(7)
Mr. Norris’ FPS equity holdings as of both December 31, 2013 and 2012 include 1,244,425, respectively, shares of restricted Common Stock. Mr. Norris also held 0 and 208,000 vested options to purchase shares of FPS Common Stock for non-director related services provided as of December 31, 2013 and 2012, respectively. Mr. Norris also held 99,040 and 209,040 vested options to purchase shares of FPS Common Stock as of December 31, 2013 and 2012, respectively, and 10,000 restricted common shares obtained from Board services provided from 2000 to the respective date as of both December 31, 2013 and 2012.

Director Independence

Mr. Norris is an independent Director, as such term is defined in the listing standards of The NASDAQ Stock Market, Inc. (“NASDAQ”).

The Company does not have a separately designated nominating committee for its Board. Each of the following directors is not deemed to be independent, as such term is defined in the NASDAQ listing standards: Mr. Burst and Mr. Carr. In addition, Mr. Kirk, who served as a Director until October 7, 2013 was not an independent Director.

Involvement in Certain Legal Proceedings

To our knowledge, during the past ten years, none of our directors, executive officers, promoters, control persons, or nominees has:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●
had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●
been found by a court of competent jurisdiction in a civil action or by the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●
been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●
been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the ownership of our Common Stock as of November 5, 2014, respectively, by (i) each person known by FPS to own beneficially more than 5% of our Common Stock; (ii) each Director of FPS; (iii) each executive officer named in the Summary Compensation Table (see “Executive Compensation”); and (iv) all Directors and executive officers of FPS as a group. This table is based upon information supplied by officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

Name of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	% of Common Stock (2)

Jonathan R. Burst (3)	16,240,173	7.54%
Stuart D. Beath (4)	6,349,024	3.04%
Rex Carr (5)	36,592,159	17.68%
Michael Gianino (6)	4,580,893	2.24%
David B. Norris (7)	5,682,265	2.78%
All directors and executive officers as a group (5 persons) (8)	69,444,514	30.27%
John M. Hennessy (9)	14,533,333	6.91%
__________________
(1)	Unless otherwise indicated, the principal address of each of the stockholders named in this table is: c/o Fuel Performance Solutions, Inc., 7777 Bonhomme Avenue, Suite 1920, St. Louis, Missouri 63105.

(2)
The number of shares beneficially owned includes shares of Common Stock that the owner or owners had the right to acquire on or within 60 days of November 5, 2014, including through the exercise of options or warrants. Also included are restricted shares of Common Stock, over which the owner or owners have voting power, but no investment power. Calculation based on 202,675,382 common shares outstanding as of Novem ber 5 , 2014 and calculated in accordance with Rule 13d-3 under the Exchange Act.

(3)
Includes 52,000 restricted shares of Common Stock owned by Burcor Capital, LLC, of which Mr. Burst is an executive officer. Mr. Burst is deemed to be the beneficial owner of such shares. It also includes 12,401,200 shares issuable upon the exercise of options and 333,333 shares issuable upon the exercise of warrants.

(4)	Represents 349,024 shares of Common Stock and 6,000,000 shares issuable upon exercise of options.

(5)
Includes 23,820,298 shares of restricted Common Stock owned by R.C. Holding Company, of which Mr. Carr is a director, President and 41% stockholder. Mr. Carr is deemed to be the beneficial owner of these shares. Also includes 125,000 shares of Common Stock and 8,324,901 shares of restricted Common Stock owned by Mr. Carr. Amount also includes 4,311,960 shares issuable upon exercise of options/warrants; and 10,000 restricted common shares obtained from Board services provided from 2002 to date.

(6)	Represents 2,830,893 shares of Common Stock and 1,625,000 shares issuable upon exercise of options/warrants.

(7)	Represents 3,754,425 shares of Common Stock and 1,927,840 shares issuable upon exercise of options.

(8)	Includes 26,724,333 shares issuable upon exercise of options/warrants.

(9)
Represents 5,425,131 shares of Common Stock held directly by Mr. Hennessy; 1,587,369 shares of Common Stock held by a grantor retained annuity trust, of which Mr. Hennessy serves as trustee (the “GRAT”); 6,520,833 shares issuable upon exercise of warrants held directly by Mr. Hennessy; and 1,000,000 shares issuable upon exercise of warrants held by the GRAT. Mr. Hennessy’s principal address is 47 West Lake Road, Tuxedo Park, NY 10987.

Securities Authorized for Issuance Under Equity Compensation Plans as of December 31, 2013

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)

Equity compensation plans approved by security holders	—	$—	—
Equity compensation plans not approved by security holders (1) (2)	35,222,469	$0.26	4,560,455
Total	35,222,469	$0.26	4,560,455
__________________
(1)
Includes options granted to employees, Directors and non-employees under our original Long Term Incentive Plan, our Amended and Restated LTIP and under other arrangements, and options and warrants issued to non-employees under other arrangements. Other arrangements include warrants issued to non-employees in relation to certain equity raise activities and option grants to certain employees and non-employees whose underlying common shares are not registered under the Securities Act or any state securities laws.

(2)	See Notes 3 and 4 to our 2013 10-K financial statements.

Securities Authorized for Issuance Under Equity Compensation Plans as of December 31, 2012

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)

Equity compensation plans approved by security holders	—	$—	—
Equity compensation plans not approved by security holders (1) (2)	33,249,469	$0.30	2,318,455
Total	33,249,469	$0.30	2,318,455
__________________
(1)
Includes options granted to employees, Directors and non-employees under our original Long Term Incentive Plan, our Amended and Restated LTIP and under other arrangements, and options and warrants issued to non-employees under other arrangements. Other arrangements include warrants issued to non-employees in relation to certain equity raise activities and option grants to certain employees and non-employees whose underlying common shares are not registered under the Securities Act, or any state securities laws.

(2)	See Notes 3 and 4 to our 2012 financial statements as presented in our 2013 10-K.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Related Party Transactions

Effective December 11, 2007, we received an investment commitment from Rex Carr, a Director of FPS and a holder of over 5% of our Common Stock. See Equity Commitment in Note 3 to our 2013 10-K financial statements. Pursuant to the terms of the commitment, Mr. Carr has agreed to invest up to an aggregate of $1,000,000 in FPS, at such time or times as we may request, in the form of a purchase or purchases of restricted Common Stock of FPS. FPS may elect to draw from the commitment at one time or from time to time; provided, however, that the aggregate of such draws may not exceed $1,000,000. If and when we elect to utilize available commitment funds, we will issue to Mr. Carr that number of shares of restricted Common Stock of FPS equal to the value of the investment then provided to FPS. The number of shares to be issued will be calculated based on the closing price of our Common Stock as quoted on OTC Market Group’s OTC Pink Marketplace on the date of the sale. There is no stipulation regarding the duration of this commitment. The total amount available under this commitment is $500,000 as of June 30, 2014 and December 31, 2013, and $800,000 as of December 31, 2012, respectively.

In 2012 and 2013, Mr. Carr made several loans to FPS. The terms of these loans did not require the payment of interest and did not require repayment of the principal by a certain date. The table below outlines these various loans.

Date of Loan to FPS	Amount of Loan to FPS	Aggregate Amount Owed by FPS to Mr. Carr Pursuant to Loans

March 13, 2012	$50,000.00	$50,000.00
April 2, 2012	$40,000.00	$90,000.00
June 12, 2012	$100,000.00	$140,000.00	(1)
July 6, 2012	$25,000.00	$165,000.00
August 7, 2012	$25,000.00	$190,000.00
August 8, 2012	$10,000.00	$200,000.00
February 28, 2013	$50,000.00	$250,000.00
May 24, 2013	$50,000.00	$250,000.00	(2)
May 30, 2013	$50,000.00	$300,000.00
September 16, 2013	$100,000.00	$400,000.00
November 12, 2013	$25,000.00	$425,000.00
December 6, 2013	$75,000.00	$500,000.00
__________
(1)	On May 10, 2012, Mr. Carr converted $50,000 of the outstanding loan balance to equity at the then-market price of $0.10 per share, pursuant to the equity commitment arrangement in place with Mr. Carr.

(2)	On April, 4, 2013, FPS made a payment of $50,000 to Mr. Carr, in partial repayment of the aggregate amount owed to Mr. Carr pursuant to the loans.

On February 6, 2014, in exchange for the cancellation of the cumulative $500,000 loan balance with Mr. Carr, we agreed to sell 10,000,000 restricted shares of our Common Stock to Mr. Carr (or entities controlled by Mr. Carr). No principal or interest relating to the cancelled loan balance was paid by FPS.

The cumulative $500,000 loan balance to Mr. Carr was subsequently converted to equity on February 6, 2014 with the issuance of 10,000,000 shares to Mr. Carr (or entities controlled by Mr. Carr).

On February 4, 2013, David B. Norris, a Director of the Company, loaned us $50,000. The terms of this loan did not require the payment of interest and did not require repayment of the principal by a certain date. On February 6, 2014, in exchange for the cancellation of this $50,000 loan with Mr. Norris, we agreed to sell 2,500,000 restricted shares of our Common Stock to Mr. Norris. No principal or interest relating to the cancelled loan was paid by FPS.

On March 1, 2013, Jonathan R. Burst, our Board Chairman and Chief Executive Officer, loaned us $50,000. In exchange for the receipt by us of $50,000, we agreed to repay the principal amount of the loan. On April 30, 2013 and May 24, 2013, we made payments in the amount of $20,000 and $30,000, respectively, to Mr. Burst in repayment of the loan.

Transactions with Promoters

We did not expressly engage a promoter at the time of its formation. We have used selling agents and consultants from time to time. The terms of those arrangements have been disclosed in previous filings with the SEC.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION OF SECURITIES ACT LIABILITIES

Our directors and officers are indemnified as provided by the Nevada corporate law and our by-laws. We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We have been advised that in the opinion of the SEC indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We filed with the SEC a registration statement under the Securities Act for the shares of Common Stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and our Common Stock, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the SEC at 100 F. Street, N.E., Washington, DC 20549-6010, and copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

FUEL PERFORMANCE SOLUTIONS, INC.
(formerly International Fuel Technology, Inc.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Fuel Performance Solutions, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheets of Fuel Performance Solutions, Inc. (the “Company”) as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the related results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring loss from operations and has a working capital deficit. This factor raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to this matter also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MaloneBailey, LLP
www.malone-bailey.com
Houston, Texas
May 14, 2014

FUEL PERFORMANCE SOLUTIONS, INC.
(formerly International Fuel Technology, Inc.)
BALANCE SHEETS

	December 31, 2013	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$216,913	$51,346
Accounts receivable	10,781	112,174
Inventory	33,784	60,229
Prepaid expenses and other assets	28,284	25,957
Total current assets	289,762	249,706

Goodwill	2,211,805	2,211,805

Total assets	$2,501,567	$2,461,511

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable	$350,984	$427,868
Accrued compensation	742,465	542,468
Note payable to related parties	550,000	200,000
Deferred revenue	2,998,242	2,998,242
Other accrued expenses	190,000	190,000
Total current liabilities	4,831,691	4,358,578

Deferred rent	12,573	14,066
Deferred income taxes	723,000	659,000
Total long term liabilities	735,573	673,066

Total liabilities	5,567,264	5,031,644

Commitments and contingencies

Stockholders’ deficit
Common stock, $0.01 par value, 250,000,000 shares authorized; 158,280,604 and 125,610,284 (net of 1,440,000 shares held in treasury stock) shares issued and outstanding at December 31, 2013, and 2012, respectively	1,597,206	1,270,503
Treasury stock	(664,600)	(664,600)
Discount on common stock	(819,923)	(819,923)
Additional paid-in capital	67,949,067	67,376,738
Accumulated deficit	(71,127,447)	(69,732,851)
Total stockholders’ deficit	(3,065,697)	(2,570,133)

Total liabilities and stockholders’ deficit	$2,501,567	$2,461,511

See accompanying Notes to Financial Statements.

FUEL PERFORMANCE SOLUTIONS, INC.
(formerly International Fuel Technology, Inc.)
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2013	Year Ended December 31, 2012

Net revenues	$704,189	$335,096

Operating expenses
Cost of operations	603,189	243,642
Selling, general and administrative expense	1,431,695	1,957,531
Total operating expenses	2,034,884	2,201,173
Net loss from operations	(1,330,695)	(1,866,077)

Interest income	99	160

Net loss before income taxes	(1,330,596)	(1,865,917)
Income tax provision	64,000	64,000

Net loss	$(1,394,596)	$(1,929,917)

Basic and diluted net loss per common share	$(0.01)	$(0.02)

Weighted-average common shares outstanding, basic and diluted	133,559,623	118,911,070

See accompanying Notes to Financial Statements.

FUEL PERFORMANCE SOLUTIONS, INC.
(formerly International Fuel Technology, Inc.)
STATEMENTS OF STOCKHOLDERS’ DEFICIT

	Common Stock Shares	Common Stock Amount	Treasury Stock	Discount on Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total

Balance, December 31, 2011	116,475,284	$1,164,753	$(664,600)	$(819,923)	$66,597,635	$(67,802,934)	$(1,525,069)
Issuance of stock for cash	9,975,000	99,750	-	-	710,250	-	810,000
Issuance of stock for conversion of debt	600,000	6,000	-	-	54,000	-	60,000
Expense relating to stock option grants	-	-	-	-	14,853	-	14,853
Net loss	-	-	-	-	-	(1,929,917)	(1,929,917)
Balance, December 31, 2012	127,050,284	$1,270,503	$(664,600)	$(819,923)	$67,376,738	$(69,732,851)	$(2,570,133)
Issuance of stock for cash	32,482,820	324,828	-	-	557,329	-	882,157
Issuances of stock for services	187,500	1,875	-	-	15,000	-	16,875
Net loss	-	-	-	-	-	(1,394,596)	(1,394,596)
Balance, December 31, 2013	159,720,604	$1,597,206	$(664,600)	$(819,923)	$67,949,067	$(71,127,447)	$(3,065,697)

See accompanying Notes to Financial Statements.

FUEL PERFORMANCE SOLUTIONS, INC.
(formerly International Fuel Technology, Inc.)
STATEMENTS OF CASH FLOWS

	Year Ended	Year Ended
	December 31,	December 31,
	2013	2012
Cash flows from operating activities
Net loss	$(1,394,596)	$(1,929,917)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash stock-based compensation	16,875	-
Non-cash option expense	-	14,853
Deferred income tax provision	64,000	64,000
Change in assets and liabilities:
Accounts receivable	101,393	(26,952)
Inventory	26,445	12,334
Prepaid expense and other assets	(2,327)	(6,345)
Accounts payable	(76,884)	155,022
Accrued compensation	199,997	367,390
Deferred rent	(1,493)	14,066
Net cash used in operating activities	(1,066,590)	(1,335,549)

Cash flows from financing activities
Proceeds from issuance of note payable to related parties	450,000	260,000
Principal payments on debt due to related party	(100,000)	-
Proceeds from issuance of common stock	882,157	810,000
Net cash provided by financing activities	1,232,157	1,070,000

Net increase (decrease) in cash and cash equivalents	165,567	(265,549)
Cash and cash equivalents, beginning	51,346	316,895
Cash and cash equivalents, ending	$216,913	$51,346

Supplemental disclosure of cash flow information:
Cash paid during the year ended December 31:
Interest	$-	$-
Income taxes	$-	$-

Non-cash transactions:
Note payable to related party conversion into common stock	$-	$60,000

See accompanying Notes to Financial Statements.

FUEL PERFORMANCE SOLUTIONS, INC.
(formerly International Fuel Technology, Inc.)

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business

Fuel Performance Solutions, Inc. (“FPS,” “we” or the “Company”) is a company that was incorporated under the laws of the State of Nevada on April 9, 1996. On February 5, 2014, the Company changed its name from International Fuel Technology, Inc. to Fuel Performance Solutions, Inc. We have developed a family of fuel additive product formulations. These unique fuel blends have been created to improve fuel economy, enhance lubricity (reducing engine wear and tear) and lower harmful engine emissions, while decreasing reliance on petroleum-based fuels through the use of more efficient, alternative and renewable fuels. We began transitioning from a development stage technology company to a commercial entity during 2002 and have been increasing our product marketing and sales efforts since. We are now focused on continuing to develop the body of evidence of the efficacy of our products applicable to a wide range of markets and industries within these markets through additional industry specific laboratory testing and customer field-based demonstration trials. In addition, we are continuing to strengthen our distributor and customer contact base. Marketing and sales efforts, in conjunction with the additional industry specific testing, will complete our transition to a commercial enterprise.

During 2013, our net revenues were split in the following manner: 9% to United States end-user customers and 91% to international distributors and end-user customers. 92% of our net revenues for 2013 were concentrated among 5 customers.

During 2012, our net revenues were split in the following manner: 17% to United States end-user customers and 83% to international distributors and end-user customers. 90% of our net revenues for 2012 were concentrated among 3 customers.

At December 31, 2012, 95% of our accounts receivable balance was attributable to 1 customer.

Customers whose revenues exceeded 10% of our total revenues for 2013 and 2012, respectively, are listed below:

Customer Name	2013	2012

Nordmann, Rassmann	74%	59%
Schnucks Markets, Inc.	*	14%
Next Group Brazil	12%	-
East Midlands Trains Limited	-	17%
__________________
*Below 10% threshold for applicable period.

Our product line revenues for 2013 and 2012 have not been significant. See the table below for a breakdown of our product line revenues:

	2013		2012
FPS Product	$	%	$	%

DiesoLiFTTM 10	$55,763	8%	$107,210	32%

PerfoLiFT BD-Series	633,931	90%	209,394	62%

Other	14,495	2%	18,492	6%

Total revenues	$704,189	100%	$335,096	100%

Net revenues related to shipments into various foreign countries were $640,004 and $279,470  during 2013 and 2012, respectively. The following table breaks out net revenues by foreign country:

Country	2013	2012

Brazil	$88,361	$-
China	-	-
Czech. Republic	139,640	63,513
Cyprus	12,175	5,028
France	14,495	18,492
Germany	310,649	135,357
Romania	68,631	-
United Kingdom	6,053	57,080
	$640,004	$279,470

We currently utilize Brenntag as our contracted product manufacturer. Brenntag independently purchases required raw materials to manufacture our product. For the years ended December 31, 2013 and 2012, 100% of our product manufacturing has been handled by Brenntag.

Summaries of our significant accounting policies follow:

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with United States generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and trade receivables. The Company places its cash with high credit quality financial institutions. At times such cash may be in excess of the FDIC limit. With respect to trade receivables, the Company routinely assesses the financial strength of its customers and, as a consequence, believes that the receivable credit risk exposure is limited.

Related Parties

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Revenue Recognition

We recognize revenue from the sale of our products when the price is fixed and determinable, persuasive evidence of an arrangement exists, the products are shipped, and title and risk of loss has passed to the buyer and collectability of the resulting receivable is reasonably assured. A majority of our revenues is from sales to product distributors. Product distributors do not have the option to return product that is not immediately sold to an end-user. Therefore, our revenue recognition is not conditional on whether a distributor is able to sell product to an ultimate product end-user. Our sales policies for end-users are consistent with product distributor sales policies.

Beginning in May 2013, as an effort to address our outstanding payable balance with and at the request of our product manufacturer, our non-United States customers began remitting receivable payments directly to our product manufacturer in lieu of remitting payment directly to us. Under this arrangement, we still maintained the risks and benefits related to sending the product to each customer and thus recorded sales revenues (and associated cost of sales) applying the gross reporting treatment for each transaction pursuant to ASC 605-45, “Principal Agent Considerations.”

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and temporary investments with a maturity of three months or less. We maintain cash in a bank account, which, at times, exceeds federally insured limits. We have experienced no losses relating to these excess amounts of cash in a bank.

We utilize a cash management program that assesses daily cash requirements. Excess funds are invested in overnight repurchase agreements backed by United States Treasury securities. Repurchase agreements are not deposits, are not insured or guaranteed by the United States government, the Federal Deposit Insurance Corporation or any other government agency, and involve investment risk including possible loss of principal.

Accounts Receivable

An allowance for doubtful accounts is maintained at a level we believe sufficient to cover potential losses based on historical trends and known current factors impacting our customers. We have determined that an allowance for doubtful accounts was not necessary as of December 31, 2013 and 2012.

Inventory

Inventory, which consists of finished product, is valued at the lower of cost or market, based on the first-in, first-out (“FIFO”) method, or market, and reflects the purchased cost from vendors. Although we maintain minimal inventory levels in the United States at external storage facilities, the majority of our inventory is manufactured based on customer demand and immediately shipped to customers upon completion. The raw material components required to manufacture our products reside at our product manufacturer’s facilities.

Goodwill

The Company accounts for goodwill and intangible assets in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

The Company completed an evaluation of goodwill at December 31, 2013 and 2012 and determined that there was no impairment. The Company employed a qualitative evaluation for 2013 analysis. For the 2012 evaluation, a net book value of less than $0 was determined using the Step 1 test. The Company determined that its qualitative evaluation for 2012 resulted in a less than more likely than not determination of impairment, resulting in the Step 2 test being bypassed.

Income Taxes

The Company accounts for income taxes utilizing ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the measurement of deferred tax assets for deductible temporary differences and operating loss carry forwards, and of deferred tax liabilities for taxable temporary differences. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax law. The effects of future changes in tax laws or rates are not included in the measurement. The Company recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for the expected future tax consequences of events and transactions that have been recognized in the Company’s financial statements or tax returns. The Company currently has substantial NOL carry forwards. The Company has recorded a 100% valuation allowance against net deferred tax assets due to uncertainty of their ultimate realization. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Research and Development

Research and development costs are expensed as incurred. Expense for services received from external vendors for 2013 and 2012 was $80,689 and $96,117, respectively.

Advertising Expenses

Advertising costs are expensed as incurred and amounted to $56,219 and $73,772 in 2013 and 2012, respectively.

Basic and Diluted Net Earnings (Loss) Per Common Share

The Company accounts for earnings per share pursuant to ASC 260, “Earnings per Share,” which requires disclosure on the financial statements of "basic" and "diluted" earnings (loss) per share. Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus common stock equivalents (if dilutive) related to stock options and warrants for each year. As there was a net loss for the periods, basic and diluted loss per share is the same for the years ended December 31, 2013 and 2012, respectively.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with the requirements of ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

Level 2 - Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date and includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, options and collars.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

Employee Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, “Compensation-Stock Compensation” (“ASC 718). ASC 718 requires companies to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant date fair value of the award and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period.

Non-Employee Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the provision of ASC 505, “Equity Based Payments to Non-Employees” (“ASC 505”), which requires that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company's financial statements.

Note 2. Substantial Doubt About Ability to Continue as a Going Concern

Our financial statements are presented on the going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have incurred significant losses since inception and currently have and previously from time to time have had limited funds with which to operate. These conditions raise substantial doubt as to the Company’s ability to continue as a going concern. Management is in the process of executing a strategy based upon marketing technologies that offer enhanced engine performance and greater fuel economy along with pollution control benefits. We have several technologies in the commercialization phase and in development. We have received necessary regulatory and commercial acceptance for our products currently in the commercialization phase. During the first quarter of 2002, we began selling our products directly to the commercial marketplace. We expect to increase our sales to the marketplace, eventually generating a level of revenues sufficient to meet our cash flow and earnings requirements. Until such time, we are dependent on external sources of capital to help fund the operations of the Company. Management implemented a salary deferral program for all employees during 2011 to conserve our cash position. This salary deferral program has continued.

 We have been funded since inception primarily by unregistered sales of the Company’s restricted stock, generally to existing shareholders. Although we believe we still have access to capital from existing shareholders , we can make no assurances that, if required, additional capital will be available to us from this source. Therefore, if we are unable to achieve significant, sustained sales and revenues or secure additional capital by the end of the third quarter of 2015, we will need to curtail operations.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Note 3. Stockholders’ Deficit

Effective October 27, 1999, we merged with Blencathia Acquisition Corporation (“Blencathia”). Blencathia was a public shell company with immaterial assets and liabilities and 312,000 shares outstanding at the time of the merger, which it redeemed and cancelled upon the merger. In exchange, we issued 312,000 of our common shares to the prior Blencathia owner with the contractual understanding that such shares were to be sold by that owner to achieve gross cash proceeds of $500,000. Any excess proceeds were to be returned to us and any deficiency was to be made up by us issuing additional shares or paying the difference in cash. As we believed that we controlled the ultimate timing of the sale of these 312,000 shares by the prior Blencathia owner, we did not consider these shares as issued or outstanding for purposes of computing earnings per share prior to 2006.

In 2006, we learned that the prior Blencathia owner had, in fact, sold the 312,000 shares for aggregate proceeds of approximately $150,000, without our consent. Accordingly, in the fourth quarter of 2006, we recorded $500,000 of general expenses (representing the cost of the 1999 merger) and the deemed issuance of approximately $150,000 of common stock. The remaining $350,000 obligation was reflected as a current accrued expense. Beginning in 2006, the 312,000 shares have been reflected as outstanding for earnings per share computations. During 2009 and 2010, we made payments totaling $160,000 to the prior Blencathia owner. We did not make any payments to the prior Blencathia owner during 2011, 2012 or 2013. The related current accrued expense balance remains at $190,000 at the end of 2013. We are in negotiations with the prior Blencathia owner to resolve this obligation and may ultimately settle the obligation with either cash or equity securities with a lower market value.

During 2013, we sold an aggregate total of 32,482,820 shares to accredited investors which yielded aggregate proceeds of $882,157.

A detachable warrant to purchase a share of our common stock accompanied certain share purchases in these offerings. The 4,875,000 aggregate warrants issued during 2013 each have an exercise price of $0.10 and were exercisable immediately and up to 5 years.

On April 12, 2013, the Company’s Board authorized and approved the extension of expiration date and change of exercise price for 2,000,000 warrants granted to a warrant holder for the purchase of the Company’s common stock. The outstanding share purchase warrants originally had a March 23, 2014 expiration and an exercise price of $0.25. Now the warrant shall expire on April 11, 2018 with an exercise price of $0.226. The Company analyzed the modification under ASC 718 and ASC 505 and determined no gain or loss is recognized upon the modification due to the warrant having been issued to an investor and investor awards are not subject to either ASC 718 or ASC 505.

During 2013, we issued a cumulative total of 187,500 common shares to a non-employee consulting entity for services. These shares were valued at the respective settlement dates’ quoted market prices and resulted in an aggregate of $16,875 of recorded non-cash stock-based compensation expense during 2013.

During the third quarter of 2013, 250,000 warrants associated with a prior financing expired.

During 2012, we sold a total of 9,975,000 shares to accredited investors which yielded aggregate proceeds of $810,000. A detachable warrant to purchase a share of our common stock accompanied certain share purchases in these offerings. The 9,825,000 aggregate warrants each have an exercise price of $0.10 and were exercisable immediately and up to 5 years.

During 2012, an aggregate total of $60,000 of notes payable from related parties was converted to equity via the issuance of 600,000 shares of our stock based on the then-market price of $0.10 per share. The terms of these loans did not require the payment of interest and did not require repayment of the principal by a certain date.

No shares were issued to Directors for Director-related services in 2013 or 2012.

As of December 31, 2013 and 2012, we have 21,595,750 and 16,970,750 warrants outstanding, respectively. These warrants were issued as part of equity funding efforts that occurred in 2009, 2011, 2012 and 2013.

Year Warrants Issued	No. of Warrants Issued	Warrant Exercise Price	Warrant Expiration Date

2009	4,325,000	$0.25	2014
2011	2,570,750	$0.25	2016
2011	250,000	$0.25	2013
2012	9,825,000	$0.10	2017
2013	4,875,000	$0.10	2018

No warrants were exercised during 2013 or 2012.

Further information relating to warrants is as follows:

		Weighted-	Weighted-
	Number	Average	Average
	of	Exercise	Exercise
	Shares	Price	Life

Outstanding at December 31, 2011	7,145,750	$0.25	3.04
Granted	9,825,000	$0.10	4.66
Outstanding at December 31, 2012	16,970,750	$0.16	3.55
Granted	4,875,000	$0.10	4.26
Expired	(250,000)	$0.25	-
Outstanding at December 31, 2013	21,595,750	$0.15	3.35

The intrinsic value (difference between the warrant exercise price and our stock share price) attributable to warrants issued was $0 at both December 31, 2013 and 2012.

Equity Commitment

Effective December 11, 2007, we received an investment commitment from Rex Carr, a Director of FPS and a holder of over 5% of our common stock. Pursuant to the terms of the commitment, Mr. Carr has agreed to invest up to an aggregate of $1,000,000 in FPS, at such time or times as we may request, in the form of a purchase or purchases of restricted common stock of FPS. FPS may elect to draw from the commitment at one time or from time to time; provided, however, that the aggregate of such draws may not exceed $1,000,000. If and when we elect to utilize available commitment funds, we will issue to Mr. Carr that number of shares of restricted common stock of FPS equal to the value of the investment then provided to FPS. The number of shares to be issued will be calculated based on the closing price of our common stock as quoted on OTC Market Group’s OTC Pink Marketplace on the date of the sale. There is no stipulation regarding the duration of this commitment. As of December 31, 2013 and 2012 the amounts available under this commitment were $500,000 and $800,000, respectively.

Note 4. Stock Options

Long Term Incentive Plan

On October 23, 2001, the Board adopted our Long Term Incentive Plan (“LTIP”). The Board is responsible for the administration of this LTIP, and is the approval authority for all option grant awards under this plan. Subject to the express provisions of the LTIP, the Board shall have full authority and sole and absolute discretion to interpret and amend this LTIP, to prescribe, amend and rescind rules and regulations relating to it, and to make all other determinations which it believes to be necessary or advisable in administering this LTIP.

On October 22, 2006, our Board adopted the Amended and Restated LTIP. This plan expires on October 21, 2016.

The maximum number of shares of common stock as to which awards may be granted under this plan, subject to subsequent amendments, is 18,200,000 shares (updated to reflect the 4% dividend issued during the first quarter of 2009). The common stock issued upon exercise of options or on grant of stock awards may be shares previously authorized but not yet issued or shares which have been issued and reacquired by the Company as treasury stock. The Board may increase the maximum number of shares of common stock as to which awards may be granted at such time as it deems advisable.

The following tables summarize information about stock options issued to employees and Directors during the 2 years ended December 31, 2013:

	Shares	Exercise price per share	Weighted-average exercise price

Outstanding at December 31, 2011	11,993,120	$0.10-0.96	$0.43

Granted	50,000	$0.09	$0.09
Expired	(546,000)	$0.15-0.72	$0.52
Outstanding at December 31, 2012	11,497,120	$0.09-0.96	$0.43

Expired	(2,008,000)	$0.21-0.96	$0.53

Outstanding at December 31, 2013	9,489,120	$0.09-0.50	$0.41

Options exercisable at December 31, 2013	9,489,120	$0.09-0.50	$0.41
Options exercisable at December 31, 2012	11,497,120	$0.09-0.96	$0.43

The following table summarizes information about employee stock options outstanding at December 31, 2013:

	Options Outstanding			Options Exercisable
	Number outstanding at	Weighted-average remaining	Weighted-average	Number exercisable at	Weighted-average
Exercise price range	December 31, 2013	contractual life (years)	exercise price	December 31, 2013	exercise price

$0.09 - $0.25	2,435,760	1	$0.20	2,435,760	$0.20

$0.26 - $0.50	7,053,360	1	$0.48	7,053,360	$0.48

	9,489,120	1	$0.41	9,489,120	$0.41

The following table summarizes information about employee stock options outstanding at December 31, 2012:

	Options Outstanding			Options Exercisable
	Number outstanding at	Weighted-average remaining	Weighted-average	Number exercisable at	Weighted-average
Exercise price range	December 31, 2012	contractual life (years)	exercise price	December 31, 2012	exercise price

$0.09 - $0.50	11,341,120	2	$0.42	11,341,120	$0.42

$0.51 - $1.00	156,000	1	$0.96	156,000	$0.96

	11,497,120	2	$0.43	11,497,120	$0.43

The following table summarizes information about stock options issued to non-employees during the 2 years ended December 31, 2013:

	Shares	Exercise price per share	Weighted-average exercise price

Outstanding at December 31, 2011	4,785,599	$0.25-0.96	$0.49

Granted	150,000	$0.25	$0.25
Expired	(154,000)	$0.29-0.38	$0.32
Outstanding at December 31, 2012	4,781,599	$0.25-0.96	$0.49

Expired	(644,000)	$0.25-0.96	$0.57
Outstanding at December 31, 2013	4,137,599	$0.25-0.50	$0.46

Options exercisable at December 31, 2013	4,132,399	$0.25-0.50	$0.46
Options exercisable at December 31, 2012	4,776,399	$0.25-0.96	$0.49

Stock option expense recorded in 2013 and 2012 is as follows:

	Year Ended December 31, 2013	Year Ended December 31, 2012
Awards to employees/Directors	$-	$3,396
Awards to non-employees	-	11,457
Stock option modifications	-	-
Total non-cash stock-based compensation expense	$-	$14,853

Employee and Director Awards

In 2013, we did not grant any options to employees or to Directors in their capacity as Directors. In addition, 2,008,000 fully vested options previously granted to employees and Directors (in their capacity as directors) expired during 2013.

In 2012, we did not grant any options to employees. During 2012, we granted 50,000 options to Directors in their capacity as Directors. These grants vested in 2012 and expire in 2017. In addition, 546,000 fully vested options previously granted to employees and Directors (in their capacity as directors) expired during 2012.

The following table provides the primary assumptions used to value employee and Director non-cash stock-based compensation for the years indicated:

	Year Ended December 31, 2013	Year Ended December 31, 2012

Weighted-average fair value of options granted	NA	$0.07
Weighted-average assumptions:
Risk-free interest rate	NA	0.74%
Dividend yield	NA	-
Expected volatility	NA	1.03
Expected option life (years)	NA	5

As of December 31, 2013 and 2012, there was $0 of total unrecognized compensation cost related to outstanding options granted to employees and Directors. All options previously granted to employees and Directors were fully vested in these respective periods.

Non-employee awards

We did not grant any stock options to non-employees during 2013. However, 644,000 fully vested options previously granted to non-employees expired in 2013.

In 2012, we granted 150,000 stock options to a non-employee. This grant vested in 2012 and expired in 2013. In addition, 154,000 fully vested options previously granted to non-employees expired in 2012.

We did not receive proceeds for stock options exercised during 2013 or 2012, as no options were exercised.

Services performed by non-employees who were granted options include product/distribution consulting, technology consulting, investor relations and legal services. The weighted-average fair value for such options that have had a fair value calculation applied (NA for 2013 and $0.08 for 2012) was estimated at the date of grant using a Black-Scholes option pricing model. The following weighted-average assumptions were used for the 2012 grant: risk-free interest rate of 0.25%, volatility factor of 0.99, and a weighted-average expected life of the option of approximately 1.89 years.

The weighted-average remaining contractual term (in years) of the non-employee options outstanding at December 31, 2013 and 2012 is 0.73 and 1.58, respectively.

The aggregate intrinsic value (defined as the excess of the market price of our common stock as of the end of the period over the exercise price of the related stock options) for all stock options (employee, Director and non-employee) outstanding and exercisable as of December 31, 2013 and 2012 was $0 for the respective periods.

Note 5. Income Taxes

Deferred income taxes reflect the net income tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes as well as income tax credit carry-forwards. The tax effects of temporary differences and credits that give rise to significant portions of the net deferred income tax asset are as follows:

	Year ended December 31,
	2013	2012

NOL carry-forwards	$18,439,000	$17,729,000
Book basis in goodwill in excess of tax basis	(723,000)	(659,000)
Other intangible assets	277,000	392,000
Non-cash stock-based compensation expense	4,402,000	4,401,000
Non-deductible accruals	1,407,000	1,488,000
Less: Valuation allowance	(24,525,000)	(24,010,000)
Net deferred tax liability	$(723,000)	$(659,000)

A valuation allowance must be established for a deferred income tax asset if it is more likely than not that a tax benefit may not be realized from the asset in the future. We have established a valuation allowance to the extent of our deferred income tax assets since it is not yet certain that absorption of the asset through future earnings will occur. Because goodwill is not depreciated and has an indefinite life for book purposes, the deferred tax liability related to the book to tax basis difference is not offset against the deferred tax assets when establishing our valuation allowance. Accordingly, we record non-cash deferred income tax expense, which increases the deferred tax liability, of approximately $65,000 each year.

At December 31, 2013 and 2012, we had United States federal NOL carry-forwards available to offset future taxable income of approximately $46 and $44 million, respectively, which expire in the years 2013 through 2033. Under Section 382 of the Internal Revenue Code (“IRC”) of 1986, as amended, the utilization of United States NOL carry-forwards may be limited under the change in stock ownership rules of the IRC.

We do not believe our equity raises and sale of common stock that we have completed triggered an ownership change. Furthermore, a limitation would not have an impact on our consolidated financial statements as we have recorded a valuation allowance for the entire amount of our deferred tax assets.

The reconciliation of income tax computed at the United States federal statutory tax rate of 34% to the income tax benefit is as follows:

	Year ended December 31,
	2013	2012

Tax benefit at federal statutory rate	-34%	-34%
State taxes, net of federal income tax	-6%	-6%
Change in deferred tax valuation allowance	35%	37%
Income tax expense	-5%	-3%

The effects of a tax position taken or expected to be taken in a tax return are to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. No uncertain tax positions have been identified through December 31, 2013 and 2012.

Note 6. Lease Commitments

We entered into an operating lease for office space on January 1, 2002 that, as extended, now expires on April 30, 2017. Rent expense was $43,457 and $43,457 during the fiscal years ended December 31, 2013 and 2012, respectively. A 5-year office equipment lease entered into in 2005 expired in October 2010 and was replaced with a 4-year office equipment lease in November 2010.

Future minimum lease payments as of December 31, 2013 are displayed below:

Year ending December 31,
2014	$47,206
2015	$47,056
2016	$48,110
2017	$16,154
2018	$-
Total minimum lease payments	$158,526

Future minimum lease payments as of December 31, 2012 are displayed below:

Year ending December 31,
2013	$46,393
2014	$47,206
2015	$47,056
2016	$48,110
2017	$16,154
2018	$-
Total minimum lease payments	$204,919

Note 7. Legal Proceedings

We are subject to various lawsuits and claims with respect to matters arising out of the normal course of business. While the impact on future financial results is not subject to reasonable estimation because considerable uncertainty exists, management believes, after consulting with counsel, that it is more likely than not that the ultimate liabilities resulting from such lawsuits and claims will not materially affect our financial position, results of operations or liquidity.

On July 31, 2006, we received notice from the American Arbitration Association (“AAA”) of a Demand for Arbitration dated July 27, 2006 received by the AAA naming the Company as Respondent and TPG Capital Partners (“TPG”), the prior Blencathia owner, as the Claimant. The arbitration had been requested by TPG to resolve an alleged aggregate proceeds shortfall from the sale of FPS securities issued in the Blencathia merger. TPG has claimed they sold some or all of the 312,000 shares and the sales have not generated at least $500,000 of proceeds, as guaranteed in the merger documents.

In an effort to resolve this matter prior to submission to binding arbitration, both TPG and the Company participated in a non-binding mediation conference on January 30, 2007, which did not resolve the matter. Informal discussions are ongoing. It is not expected that the ultimate settlement of this matter, considering we have recorded a liability for the shortfall amount, will have an additional adverse material effect on the Company. Since 2009, the Company has made payments to TPG totaling $160,000 to reduce the recorded liability. The remaining recorded liability balance is $190,000 at December 31, 2013 and 2012, respectively.

Note 8. Deferred Revenue

On February 26, 2009, we received the first purchase order pursuant to a Memorandum of Understanding (“MOU”) with Libya Oil Holdings Limited, Tamoil, Libya Africa Investment Portfolio and Vision Oil Services Ltd (“VOS”). Pursuant to the MOU, VOS paid for the purchase of 600 metric tons of DiesoLiFTTM 10 at a price of 6,000 Euros (approximately $7,600) per metric ton from IFT. We received cash proceeds of approximately $3 million from VOS in February 2009. No such revenues have been recorded to date relating to this order because there has been no requested delivery of the product. We have had no communication with VOS in nearly 5 years and believe they have ceased all activities on behalf of FPS.

Effective February 2014, based upon a legal opinion received during the first quarter of 2014, we will no longer present the nearly $3 million deferred revenue liability on our balance sheet as the statute of limitations period for our performance obligation has passed.

Note 9. Notes Payable – Related Parties

During 2013 and 2012, the Company borrowed money from certain related parties for operations.

In 2013 and 2012, the advances from the related parties are $450,000 and $260,000, respectively. Payments made to the related parties were $100,000 and $0 in 2013 and 2012, respectively.

During 2012, related parties converted a total of $60,000 of debt into 600,000 shares of common stock.

As of December 31, 2013 and 2012, the Company owed $550,000 and $200,000 to these related parties.

The notes are due on demand and bear a 0% interest rate.

Note 10. Subsequent Events

Subsequent to December 31, 2013 we sold a total of 31,645,558 to accredited investors which yielded aggregate proceeds of $812,777.

On February 6, 2014, in exchange for the cancellation of $550,000 of notes payable from related parties, we issued a cumulative total of 12,500,000 restricted shares. The fair value of the shares was calculated based on the respective date of issuance. The terms of these loans did not require the payment of interest, and did not require repayment of the principal by a certain date. No principal or interest relating to the cancelled loan was paid by FPS.

Effective February 2014, based upon a legal opinion received during the first quarter of 2014, we will no longer present the nearly $3 million deferred revenue liability on our balance sheet as the statute of limitations period for our performance obligation has passed.

During the first quarter of 2014, the Company and the Board authorized the issuance of 15,526,000 options to employees and Directors of the Company. The primary purpose of these option grants were to replace options that had recently expired and/or that would be expiring during 2014. The options have an exercise price of $0.05, vest solely at the discretion of the Company’s Chief Executive Officer and expire on January 31, 2019.

FUEL PERFORMANCE SOLUTIONS, INC.
(formerly known as International Fuel Technology, Inc.)
BALANCE SHEETS

	June 30,	December 31,
	2014	2013
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$443,338	$216,913
Accounts receivable	291,633	10,781
Inventory	19,286	33,784
Prepaid expenses and other assets	56,669	28,284
Total current assets	810,926	289,762

Goodwill	2,211,805	2,211,805

Total assets	$3,022,731	$2,501,567

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable	$576,368	$350,984
Accrued compensation	766,193	742,465
Note payable to a related party	-	550,000
Deferred revenue	-	2,998,242
Derivative liability	302,000	-
Other accrued expenses	190,000	190,000
Other current liabilities	8,332	-
Total current liabilities	1,842,893	4,831,691

Deferred rent	11,476	12,573
Deferred income taxes	755,000	723,000
Total long-term liabilities	766,476	735,573

Total liabilities	2,609,369	5,567,264

Commitments and contingencies
Stockholders' equity (deficit)
Common stock, $0.01 par value; 350,000,000 and 250,000,000 shares authorized; 202,675,382 and 158,280,604 (net of 1,440,000 shares held in treasury) shares issued and outstanding at June 30, 2014 and December 31, 2013, respectively	2,041,154	1,597,206
Treasury stock	(664,600)	(664,600)
Discount on common stock	(819,923)	(819,923)
Additional paid-in capital	71,638,135	67,949,067
Accumulated deficit	(71,781,404)	(71,127,447)
Total stockholders' equity (deficit)	413,362	(3,065,697)

Total liabilities and stockholders' equity (deficit)	$3,022,731	$2,501,567

See accompanying Notes to Unaudited Financial Statements.

FUEL PERFORMANCE SOLUTIONS, INC.
(formerly known as International Fuel Technology, Inc.)
STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013

Net revenues	$454,667	$111,532	$829,093	$324,826

Operating expenses:
Cost of operations	(335,589)	(95,425)	(632,540)	(272,573)
Selling, general and administrative expense	(2,248,713)	(389,656)	(3,127,425)	(818,345)
Gain on deferred revenue write off	-	-	2,998,242	-
Total operating expenses	(2,584,302)	(485,081)	(761,723)	(1,090,918)

Net income (loss) from operations	(2,129,635)	(373,549)	67,370	(766,092)

Interest income	115	41	173	62
Gain (loss) on derivative liability	155,000	-	(302,000)	-
Loss on conversion of debt from a related party	-	-	(387,500)	-

Net loss before income taxes	(1,974,520)	(373,508)	(621,957)	(766,030)

Income tax provision	16,000	16,000	32,000	32,000

Net loss	$(1,990,520)	$(389,508)	$(653,957)	$(798,030)

Basic and diluted net loss per common share	$(0.01)	$(0.00)	$(0.00)	$(0.01)

Weighted-average common shares outstanding, basic and diluted	201,484,299	129,617,839	190,057,196	128,315,394

See accompanying Notes to Unaudited Financial Statements.

FUEL PERFORMANCE SOLUTIONS, INC.
(formerly known as International Fuel Technology, Inc.)
STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2014
(Unaudited)

	Common Stock Shares	Common Stock Amount	Treasury Stock	Discount on Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total

Balance, December 31, 2013	159,720,604	$1,597,206	$(664,600)	$(819,923)	$67,949,067	$(71,127,447)	$(3,065,697)
Issuance of stock for cash	31,894,778	318,948	-	-	508,776	-	827,724
Issuance of stock for conversion of debt	12,500,000	125,000	-	-	812,500	-	937,500
Expense relating to stock option grants	-	-	-	-	2,367,792	-	2,367,792
Net loss	-	-	-	-	-	(653,957)	(653,957)
Balance, June 30, 2014	204,115,382	$2,041,154	$(664,600)	$(819,923)	$71,638,135	$(71,781,404)	$413,362

See accompanying Notes to Unaudited Financial Statements.

FUEL PERFORMANCE SOLUTIONS, INC.
(formerly known as International Fuel Technology, Inc.)
STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Cash flows from operating activities:
Net loss	$(653,957)	$(798,030)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash stock-based compensation	-	16,875
Non-cash option expense	2,367,792	-
Gain on deferred revenue write off	(2,998,242)	-
Loss on derivative liability	302,000	-
Loss on conversion of debt from a related party	387,500	-
Income tax provision	32,000	32,000
Change in assets and liabilities:
Accounts receivable	(280,852)	85,043
Inventory	14,498	19,173
Prepaid expenses and other assets	(28,385)	4,846
Accounts payable	225,384	59,681
Accrued compensation	23,728	96,598
Deferred rent	(1,097)	(571)
Net cash used in operating activities	(609,631)	(484,385)

Cash flows from financing activities:
Proceeds from issuance of note payable to a related party	-	250,000
Principal payments on debt due to related party	-	(100,000)
Deposits received for stock purchase	8,332	-
Proceeds from issuance of common stock	827,724	350,000
Net cash provided by financing activities	836,056	500,000

Net increase in cash and cash equivalents	226,425	15,615
Cash and cash equivalents, beginning	216,913	51,346
Cash and cash equivalents, ending	$443,338	$66,961

Supplemental disclosure of cash flow information:
Cash paid during the six months ended June 30:
Interest	$-	$-
Income taxes	-	-

Non-cash transactions:
Conversion of related party notes to common stock	$550,000	$-

See accompanying Notes to Unaudited Financial Statements.

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Note 1 – Basis of Presentation

The interim financial statements included herein have been prepared by Fuel Performance Solutions, Inc. (formerly known as International Fuel Technology, Inc.) (“FPS,” “we” or the “Company,”) without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles (“GAAP”) have been condensed or omitted pursuant to such rules and regulations, although we believe that the disclosures are adequate to make the information presented not misleading.

These statements reflect all adjustments, consisting of normal recurring adjustments, which in the opinion of management are necessary for fair presentation of the information contained therein. Interim results are not necessarily indicative of results for a full year. We suggest that these financial statements be read in conjunction with the financial statements and notes thereto included in the comprehensive annual report on Form 10-K for the years ended December 31, 2013 and 2012 and the quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013, filed with the SEC on May 15, 2014. We follow the same accounting policies in preparation of interim reports as we do in our annual reports.

Note 2 – Substantial Doubt About Ability to Continue as a Going Concern

Our financial statements are presented on the going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have incurred significant losses since inception and currently have, and previously from time to time have had, limited funds with which to operate. These conditions raise substantial doubt as to the Company’s ability to continue as a going concern. Management is in the process of executing a strategy based upon marketing technologies that offer enhanced engine performance and greater fuel economy along with pollution control benefits. We have several technologies in the commercialization phase and in development. We have received necessary regulatory approvals for our products currently in the commercialization phase. We are selling our products directly to the commercial marketplace. We expect to increase our sales to the marketplace, eventually generating a level of revenues sufficient to meet our cash flow and earnings requirements. Until such time, we are dependent on external sources of capital to help fund the operations of the Company.

We have been funded since inception primarily by unregistered sales of the Company’s restricted stock, generally to existing shareholders. Although we believe we still have access to capital from existing shareholders, we can make no assurances that, if required, additional capital will be available to us from this source. Therefore, if we are unable to achieve significant, sustained sales and revenues or secure additional capital by the end of the third quarter of 2015, we will need to curtail operations.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of FPS to continue as a going concern.

Note 3 – Significant Accounting Policies

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in our statements of operations. For stock-based derivative financial instruments, the Company uses a Black-Scholes option pricing model, assuming maximum value, in accordance with the ASC 815-15, “Derivatives and Hedging,” to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in our balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with the requirements of ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

Level 2 - Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date and includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, options and collars.

Level 3 - Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

The following table sets forth by level within the fair value hierarchy the Company’s financial assets and liabilities that were accounted for at fair value as of June 30, 2014, and December 31, 2013:

Recurring Fair Value Measures	Level 1	Level 2	Level 3	Total
June 30, 2014
Derivative liability	$-	$-	$302,000	$302,000
December 31, 2013
Derivative liability	$-	$-	$-	$-

Note 4 – Stockholders’ Equity (Deficit)

On May 22, 2014, we filed a certificate of amendment to our Articles of Incorporation increasing the number of our authorized shares from 250,000,000 to 350,000,000 shares with the Nevada Secretary of State.

Non-cash stock-based compensation expense recorded in the three and six months ended June 30, 2014 and June 30, 2013 is as follows:

	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013

Awards to employees	$1,795,206	$-	$2,284,478	$-
Awards to non-employees	-	-	83,314	16,875
Total non-cash stock-based compensation expense	$1,795,206	$-	$2,367,792	$16,875

Employee and Director awards

During the three months ended June 30, 2014, we issued 10,000,000 options to employees and 5,000,000 options to Directors for Director-related services.

During the three months ended March 31, 2014, we issued 12,401,200 options to employees and 2,624,800 options to Directors for Director-related services. These option grants were issued in conjunction with the cancellation of 7,070,400 options that had previously been issued to employees and Directors.

During the three months ended March 31, 2014, 20,000 options previously granted to an employee expired. These options had vested before expiration.

The following tables summarize information about stock options issued to employees and Directors during the six months ended June 30, 2014:

	Shares	Weighted-average exercise price	Weighted-average exercise life	Intrinsic value

Outstanding at December 31, 2013	9,489,120	$0.41	1.06	$-

Granted	30,026,000	$0.10	4.74
Cancelled	(7,070,400)	$0.39	-
Expired	(20,000)	$0.25	-
Outstanding at June 30, 2014	32,424,720	$0.13	4.44	$1,397,736

Options exercisable at June 30, 2014	29,195,386	$0.13	4.40
Options exercisable at December 31, 2013	9,489,120	$0.41	1.06

The following table provides the primary assumptions used to value employee and Director non-cash stock-based compensation for the six months ended June 30, 2014:

For the Six Months Ended June 30, 2014

Weighted-average fair value of options granted	$0.09
Weighted-average assumptions:
Risk-free interest rate	0.65%
Dividend yield	-
Expected volatility	1.09
Expected option life (years)	2.58

Non-employee awards

During the three months ended June 30, 2014, we did not issue any options to non-employee consultants for services. No stock options were granted to non-employee consultants for services during the three months ended June 30, 2013.

During the three months ended March 31, 2014, we issued 1,555,000 options to non-employee consultants for services. These option grants were issued in conjunction with the cancellation of 1,352,000 options that had previously been issued to a non-employee. No stock options were granted to non-employee consultants for services during the three months ended March 31, 2013.

During the three months ended June 30, 2014, 1,015,600 options previously granted to non-employee consultants for services expired. 1,010,400 of these options had vested before expiration.

During the three months ended March 31, 2014, 1,000,000 options previously granted to non-employee consultants for services expired. These options had vested before expiration.

Services performed by non-employees who were granted options include product/distribution consulting and investor relations related services. The weighted-average fair value for such options that have had a fair value calculation applied ($0.05 for the six months ended June 30, 2014) was estimated at the date of grant using a Black-Scholes option pricing model. The following weighted-average assumptions were used for the first quarter of 2014 grants: risk-free interest rate of 1.08%, volatility factor of 1.03, and a weighted-average expected life of the option of approximately 3.68 years.

The following table summarizes information about stock options issued to non-employees during the six months ended June 30, 2014:

	Shares	Weighted-average exercise price	Weighted-average exercise life	Intrinsic value

Outstanding at December 31, 2013	4,137,599	$0.46	0.73	$-

Granted	1,555,000	$0.08	3.49
Cancelled	(1,352,000)	$0.48	-
Expired	(2,015,600)	$0.47	-
Outstanding at June 30, 2014	2,324,999	$0.19	2.53	$104,305

Options exercisable at June 30, 2014	2,324,999	$0.19	2.53
Options exercisable at December 31, 2013	4,132,399	$0.46	0.73

Sales of common stock

During the three months ended June 30, 2014, we received proceeds of $226,284 for the sale of 5,391,795 restricted shares of our common stock to a small group of accredited investors. We also received $8,332 in funds as deposits to be applied to the purchase of 83,316 restricted shares of common stock.

During the three months ended March 31, 2014, we received proceeds of $601,440 for the sale of 26,502,983 restricted shares of our common stock to a small group of accredited investors.

See Note 5 – Equity Commitment and Related Party Transactions to our second quarter 2014 financial statements for a description of other equity transactions FPS effected during the six months ended June 30, 2014.

Note 5 – Equity Commitment and Related Party Transactions

Effective December 11, 2007, we received an investment commitment from Rex Carr, a Director of FPS and a holder of over 5% of our common stock. Pursuant to the terms of the commitment, Mr. Carr has agreed to invest up to an aggregate of $1,000,000 in FPS, at such time or times as we may request, in the form of a purchase or purchases of restricted common stock of FPS. FPS may elect to draw from the commitment at one time or from time to time; provided, however, that the aggregate of such draws may not exceed $1,000,000. If and when we elect to utilize available commitment funds, we will issue to Mr. Carr that number of shares of restricted common stock of FPS equal to the value of the investment then provided to FPS. The number of shares to be issued will be calculated based on the closing price of our common stock as quoted on OTC Market Group’s OTC Pink Marketplace on the date of the sale. There is no stipulation regarding the duration of this commitment. As of June 30, 2014, $500,000 remains available under this equity commitment.

As of December 31, 2013, the Company owed $500,000 to Mr. Carr. The terms of the loans associated with this cumulative loan balance did not require the payment of interest and did not require repayment of the principal by a certain date. On February 6, 2014, FPS issued 10,000,000 restricted shares of Company common stock in exchange for the cancellation of this note payable from a related party in the aggregate (face amount) of $500,000. This conversion of notes payable from a related party to restricted shares of the Company’s common stock was treated separately from the equity commitment in place with Mr. Carr.

On February 4, 2013, David B. Norris, a Director of FPS, loaned us $50,000. The terms of this loan did not require the payment of interest and did not require repayment of the principal by a certain date. This loan was converted to 2,500,000 shares of the Company’s common stock on February 6, 2014.

In conjunction with the conversion of Mr. Carr’s and Mr. Norris’ notes payable from a related party to equity, FPS recorded a $387,500 loss on the conversion of related party notes to our income statement during the six months ended June 30, 2014.

Note 6 – Blencathia Merger

Effective October 27, 1999, we merged with Blencathia Acquisition Corporation (“Blencathia”). Blencathia was a public shell company with immaterial assets and liabilities and 312,000 shares outstanding at the time of the merger, which it redeemed and cancelled upon the merger. In exchange, we issued 312,000 of our common shares to the prior Blencathia owner with the contractual understanding that such shares were to be sold by that owner to achieve gross cash proceeds of $500,000. Any excess proceeds were to be returned to us and any deficiency was to be made up by us issuing additional shares or paying the difference in cash. As we believed that we controlled the ultimate timing of the sale of these 312,000 shares by the prior Blencathia owner, we did not consider these shares as issued or outstanding for purposes of computing earnings per share prior to 2006.

In 2006, we learned that the prior Blencathia owner had, in fact, sold the 312,000 shares for aggregate proceeds of approximately $150,000, without our consent. Accordingly, in the fourth quarter of 2006, we recorded $500,000 of general expenses (representing the cost of the 1999 merger) and the deemed issuance of approximately $150,000 of common stock. The remaining $350,000 obligation was reflected as a current accrued expense. Beginning in 2006, the 312,000 shares have been reflected as outstanding for earnings per share computations. During 2009 and 2010, we made payments totaling $160,000 to the prior Blencathia owner. We have not made any payments to the prior Blencathia owner since 2010. The related current accrued expense balance remains at $190,000 at June 30, 2014. We are in negotiations with the prior Blencathia owner to resolve this obligation and may ultimately settle the obligation with either cash or equity securities with a lower market value.

Note 7 – Derivative Liability

During 2009, we granted a warrant to purchase 2,000,000 shares of the Company’s common stock to an accredited investor in conjunction with equity raise efforts. On April 12, 2013, the Company’s Board authorized and approved the extension of the expiration date and a change of exercise price for this warrant. The outstanding share purchase warrant originally had a March 23, 2014 expiration date and an exercise price of $0.25. The new modified terms extended the warrant expiration date to April 11, 2018 and reduced the exercise price to $0.226. The exercise price is also subject to dilutive adjustments for share issuances (full ratchet reset features).

Because this warrant has full reset adjustments tied to future issuances of equity securities by the Company, it is subject to derivative liability treatment under ASC 815-40-15, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock.” ASC 815-40-15 requires as of the date the warrant is issued, the derivative liability to be measured at fair value and re-evaluated at the end of each reporting period.

As of December 31, 2013, we determined the fair value of the warrant’s derivative liability to be nominal. As of June 30, 2014, the fair value of the warrant’s derivative liability is $302,000 and the Company recognized a loss on derivative liability of $302,000 for the six months ended June 30, 2014.

Note 8 – Deferred Revenue

On February 26, 2009, we received the first purchase order pursuant to a Memorandum of Understanding (“MOU”) with Libya Oil Holdings Limited, Tamoil, Libya Africa Investment Portfolio and Vision Oil Services Ltd (“VOS”). Pursuant to the MOU, VOS paid for the purchase of 600 metric tons of DiesoLiFTTM 10 at a price of 6,000 Euros (approximately $7,600) per metric ton from FPS. We received cash proceeds of approximately $3 million from VOS in February 2009. No such revenues had been recorded to date relating to this order because there has been no requested delivery of the product. We have had no communication with VOS in nearly five years and believe they have ceased all activities on behalf of FPS.

Based upon a written legal opinion received during the first quarter of 2014, it was determined that effective February 2014, we were no longer obligated to present the nearly $3 million deferred revenue liability on our balance sheet as the statute of limitations period for our performance obligation has passed. In conjunction with this determination, we recorded a gain on deferred revenue liability write-off of approximately $3 million during the six months ended June 30, 2014.

Note 9 – Legal Proceedings

We are subject to various lawsuits and claims with respect to matters arising out of the normal course of business. While the impact on future financial results is not subject to reasonable estimation because considerable uncertainty exists, management believes, after consulting with counsel, that it is more likely than not that the ultimate liabilities resulting from such lawsuits and claims will not materially affect our financial position, results of operations or liquidity.

On July 31, 2006, we received notice from the American Arbitration Association ("AAA") of a Demand for Arbitration dated July 27, 2006 received by the AAA naming FPS as Respondent and TPG Capital Partners (“TPG”), the prior Blencathia owner, as the Claimant. The arbitration had been requested by TPG to resolve an alleged aggregate proceeds shortfall from the sale of FPS securities issued in the Blencathia merger. TPG has claimed it sold some or all of the 312,000 shares and the sales have not generated at least $500,000 of proceeds, as guaranteed in the merger documents.

In an effort to resolve this matter prior to submission to binding arbitration, both TPG and FPS participated in a non-binding mediation conference on January 30, 2007, which did not resolve the matter. Informal discussions are ongoing. It is not expected that the ultimate settlement of this matter, considering we have recorded a liability for the shortfall amount, will have an additional adverse material effect on FPS.

Note 10 – Subsequent Events

On August 22, 2014 (the “Closing Date”), the Company closed a financing transaction by entering into a Securities Purchase Agreement dated August 22, 2014 (the “Securities Purchase Agreement”) with certain funds and investors signatory to such Securities Purchase Agreement (the “Purchasers”) for an aggregate subscription amount of $1,000,000 (the “Purchase Price”). Pursuant to the Securities Purchase Agreement, the Company issued the following to the Purchasers: (i) 10% Convertible Promissory Notes with an aggregate principal amount of $1,150,000 (the “Notes”), and (ii) warrants to purchase an aggregate of 6,666,667 shares of the Company’s common stock, par value $0.01 per share, for an exercise price of $0.12 per share for a period of five (5) years from the effective date of the registration statement (the “Warrants”).

The terms of the Notes and the Warrants are as follows:

10% Convertible Promissory Notes

The total principal amount of the Notes is issued with a 115% premium to the subscription amount. The Notes accrue interest at a rate equal to 10% per annum and have a maturity date of February 22, 2016. The Notes are convertible any time after the issuance date of the Notes. The Purchasers have the right to convert the Notes into shares of the Company’s common stock at a conversion price equal to $0.10 per share, subject to standard adjustments for stock dividends, stock splits, subsequent equity sales, subsequent rights offerings and pro rata distributions. In the event of such subsequent equity sales, while the Note is outstanding and granting common stock to be acquired at a price lower than conversion price of $0.10 per share, then the conversion price of the Note shall be reduced to the lower conversion price. The Notes can be redeemed under certain conditions and the Company can force the conversion of the Notes in the event certain equity conditions are met.

In the event of default, the Purchasers have the right to require the Company to repay in cash all or a portion of the Notes at a price equal to 125% of the aggregate principal amount of the Notes plus all accrued but unpaid interest.

Warrants

The Warrants are exercisable in whole or in part, at an initial exercise price per share of $0.12, subject to adjustment. The exercise price and number of shares of the Company’s common stock issuable under the Warrants (the “Warrant Shares”) are subject to adjustments for stock dividends, splits, combinations, subsequent rights offerings, pro rata distributions and any issuance of securities below the exercise price of the Warrants. In the event of such subsequent offering, while the Warrants are outstanding and granting common stock to be acquired at a price lower than exercise price of $0.12 per share, then the exercise price of the Warrants shall be reduced to the lower exercise price. Any adjustment to the exercise price shall similarly cause the number of Warrant Shares to be adjusted so that the total value of the Warrants may increase, provided, that in no event shall the number of Warrant Shares exceed 200% of the original number of Warrant Shares originally issued.

Registration Rights Agreement

In connection with the sale of Notes and Warrants pursuant to the Securities Purchase Agreement, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Purchasers, pursuant to which the Company agreed to register all of the shares of common stock underlying the Notes and the shares of common stock underlying the Warrants (the “Registrable Securities”) on a Form S-1 registration statement (the “Registration Statement”) to be filed with the SEC within 30 calendar days following the Closing Date (the “Filing Deadline”) and to use its best efforts to cause the Registration Statement to be declared effective under the Securities Act within 100 calendar days following the Closing Date (the “Effectiveness Deadline”). If the Company does not meet the Filing Deadline or the Effectiveness Deadline, the Company will have to pay the Purchasers a penalty equal to 1.5% of the aggregate subscription amount, up to a maximum penalty of 24%.

The foregoing description of the terms of the Securities Purchase Agreement, the Notes, the Warrants, and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the provisions of such agreements forms of which are filed as exhibits 10.1, 4.1, 4.2, and 10.2 to a current report on Form 8-K filed with the SEC on August 28, 2014.

Placement Agent Agreement

Pursuant to a placement agent engagement agreement dated April 24, 2014 between The Benchmark Company, LLC and the Company, in connection with the sale of Notes and Warrants pursuant to the Securities Purchase Agreement, an aggregate of 800,000 shares of common stock issuable upon the exercise of warrants were granted to The Benchmark Company, LLC and its affiliates.  These warrants have the same terms, including exercise price and exercise terms, as the Warrants issued to the Purchasers.

FUEL PERFORMANCE SOLUTIONS, INC.
26,224,917 SHARES OF COMMON STOCK
_____________________

PROSPECTUS
_____________________

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL COMMON STOCK AND IS NOT SOLICITING AN OFFER TO BUY COMMON STOCK IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Until _____________, all dealers that effect transactions in these securities whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The Date of This Prospectus is ____________, 2014

PART II - INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Securities and Exchange Commission registration fee	$375.70
Transfer Agent fees*	$-0-
Accounting fees and expenses*	$15,000.00
Legal fees and expenses*	$60,000.00
Miscellaneous*	$5,000.00
Total*	$80,375.70
________________
* Estimated

Item 14. Indemnification of Directors and Officers.

Our directors and officers are indemnified as provided by the Nevada corporate law and our by-laws. We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We have been advised that in the opinion of the SEC indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.

Item 15. Recent Sales of Unregistered Securities.

Between the fiscal year 2011 and the second quarter of 2014, we sold the following securities that were not registered under the Securities Act.

1)	During the three months ended June 30, 2014, we sold the following securities that were not registered under the Securities Act. All of such securities were sold to accredited investors.

Transaction	Date(s)	Aggregate No. of Restricted Shares	Aggregate Purchase Price	Exemption From Registration
Sale to 3 accredited investors	April 2, 2014 – April 22, 2014	2,500,000	$125,000	Rule 506 of Regulation D
Sale to 1 accredited investor	April 29, 2014	100,000	$10,000	Rule 506 of Regulation D
Sale to 1 accredited investor	April 29, 2014	1,693,051	$33,861	Regulation S
Sale to 3 accredited investors	May 2, 2014 – May 23, 2014	1,049,024	$52,451	Regulation S
Sale to 1 accredited investor	June 4, 2014	49,720	$4,972	Regulation S
Sale to 1 accredited investor	June 16, 2014	83,316	$8,332	Regulation S

2)	During the three months ended March 31, 2014, we sold the following securities that were not registered under the Securities Act. All of such securities were sold to accredited investors.

Transaction	Date(s)	Aggregate No. of Restricted Shares	Aggregate Purchase Price	Exemption From Registration
Sale to 12 accredited investors	January 22, 2014 – March 10, 2014	10,675,000	$213,500	Rule 506 of Regulation D
Sale to 5 accredited investors	January 7, 2014 – February 28, 2014	13,448,655	$268,973	Regulation S
Sale to 6 accredited investors	March 14, 2014 – March 19, 2014	1,960,000	$98,000	Rule 506 of Regulation D
Sale to 2 accredited investors	March 17, 2014	419,328	$20,967	Regulation S
Issuance of restricted shares in exchange for cancellation of related party notes (1)	February 6, 2014	12,500,000	$550,000	Rule 506 of Regulation D

3)	During the fiscal years ended December 31, 2011, 2012 and 2013, we sold the following securities that were not registered under the Securities Act.

Transaction	Date(s)	Aggregate No. of Restricted Shares	Aggregate No. of Warrants		Aggregate Purchase Price	Exemption From Registration
Sale to 10 accredited investors	July 18, 2011 – August 4, 2011	10,283,000	2,570,750	(1)	$1,028,300	Rule 506 of Regulation D
Sale to 1 accredited investor	November 22, 2011	1,000,000	250,000	(1)	$150,000	Rule 506 of Regulation D
Sale to 4 accredited investors	April 24, 2012 – May 19, 2012	1,450,000	1,450,000	(1)	$145,000	Rule 506 of Regulation D
Sale to 7 accredited investors	August 16, 2012 – September 20, 2012	5,687,500	5,687,500	(1)	$435,000	Rule 506 of Regulation D
Sale to 5 accredited investors	October 1, 2012 – December 21, 2012	2,687,500	2,687,500	(2)	$215,000	Rule 506 of Regulation D
Sale to 1 accredited investor	January 4, 2013	312,500	312,500	(2)	$25,000	Regulation S
Sale to 6 accredited investors	January 4, 2013 – March 8, 2013	1,562,500	1,562,500	(2)	$125,000	Rule 506 of Regulation D
Sale to 2 accredited investors	January 23, 2013	187,500	-		N/A	Rule 506 of Regulation D
Sale to 1 accredited investor	April 12, 2013 – June 12, 2013	1,500,000	3,000,000	(2)	$150,000	Rule 506 of Regulation D
Sale to 3 accredited investors	August 16, 2013 – December 5, 2013	1,857,820	-		$37,157	Regulation S
Sale to 13 accredited investors	May 31, 2013 – December 18, 2013	27,250,000	-		$545,000	Rule 506 of Regulation D
__________________
1
Represents warrants to purchase the indicated number of shares of our Common Stock at an exercise price of $0.25 per share. The warrants were immediately exercisable and generally expire five (5) years from the grant date.

2
Represents warrants to purchase the indicated number of shares of our Common Stock at an exercise price of $0.10 per share. The warrants were immediately exercisable and generally expire five (5) years from the grant date.

Item 16. Exhibits and Financial Statement Schedules.

EXHIBIT NUMBER	DESCRIPTION

3.1
Articles of Incorporation of the Company and all amendments (Filed as Exhibit 3.1 to the registrant’s annual report on Form 10-K for the fiscal year ended December 31, 1999 and incorporated herein by reference).

3.2
Certificate of Amendment to Articles of Incorporation of the Company (Filed as Exhibit 3.2 to the registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2011 and incorporated herein by reference).

3.3	By-laws of the Company (Filed as Exhibit 3.2 to the registrant’s annual report on Form 10-K for the fiscal year ended December 31, 1999 and incorporated herein by reference).
4.1
Form of 10% Senior Convertible Note issued to the Purchasers under the Securities Purchase Agreement, dated August 22, 2014 (Filed as Exhibit 4.1 to the registrant’s current report on Form 8-K filed on August 28, 2014 and incorporated herein by reference).

4.2
Form of Warrant issued to the Purchasers under the Securities Purchase Agreement, dated August 22, 2014 (Filed as Exhibit 4.2 to the registrant’s current report on Form 8-K filed on August 28, 2014 and incorporated herein by reference).

4.3	Form of Warrant issued to the Benchmark Company LLC and its affiliates, dated August 22, 2014.
5.1	Legal Opinion of Szaferman Lakind Blumstein & Blader, PC.
10.1
Form of Registration Rights Agreement issued to the Purchasers under the Securities Purchase Agreement, dated August 22, 2014 (Filed as Exhibit 10.2 to the registrant’s current report on Form 8-K filed on August 28, 2014 and incorporated herein by reference).

10.2	Consultant and Employee Stock Option Plan (Filed as Exhibit 10 to the registrant’s registration statement on Form S-8 filed on February 7, 2000 and incorporated herein by reference). *
10.3	Long Term Incentive Plan (Filed as Exhibit 10.2 to the registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2005 and incorporated herein by reference). *
10.4	Amended and Restated Long Term Incentive Plan (Filed as Exhibit 10.3 to the registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2006 and incorporated herein by reference). *
10.5
Form of Amended and Restated Long Term Incentive Plan Stock Option Agreement (Filed as Exhibit 10.4 to the registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2009 and incorporated herein by reference). *

10.6	Form of Stock Option Agreement (Filed as Exhibit 10.5 to the registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2009 and incorporated herein by reference). *
10.7	Jonathan R. Burst Employment Agreement (Filed as Exhibit 10.1 to the registrant’s current report on Form 8-K filed on November 13, 2009 and incorporated herein by reference). *
10.8	Stuart D. Beath Employment Agreement (Filed as Exhibit 10.2 to the registrant’s current report on Form 8-K filed on November 13, 2009 and incorporated herein by reference). *
10.9
Non-Statutory Stock Option Agreement between the Company and Stuart D. Beath, dated July 2, 2007 (Filed as Exhibit 10.2 to the registrant’s current report on Form 8-K filed on July 3, 2007 and incorporated herein by reference). *

10.10
Equity Investment Commitment between Rex Carr and the Company, dated December 11, 2007 (Filed as Exhibit 10.12 to the registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2007, incorporated herein by reference).

10.11	Form of Securities Purchase Agreement, dated August 22, 2014 (Filed as Exhibit 10.1 to the registrant’s current report on Form 8-K filed on August 28, 2014 and incorporated herein by reference)
10.12	Form of Placement Agent Agreement, dated April 24, 2014
14	2014 Code of Business Conduct and Ethics (Filed as Exhibit 14 to the registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2005, incorporated herein by reference).
21	Subsidiary.
23.2	Consent of Auditor MaloneBailey, LLP.
23.3	Consent of Szaferman Lakind Blumstein & Blader, PC (filed as Exhibit 5.1).
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
________________
* Management contract or other compensatory plan, contract or arrangement.

Item 17. Undertakings.

(A) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by section 10(a)(3) of the Securities Act;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(5) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirement of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of St. Louis, State of Missouri, on November 5, 2014.

FUEL PERFORMANCE SOLUTIONS, INC.

By:	/s/ Jonathan R. Burst
Jonathan R. Burst
Chief Executive Officer and Chairman of the Board

By:	/s/ Stuart D. Beath
Stuart D. Beath
Chief Financial Officer/Principal Financial and Accounting Officer

In accordance with the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Jonathan R. Burst	Chief Executive Officer, and Chairman of the Board	November 5, 2014
Jonathan R. Burst

/s/ Stuart D. Beath	Chief Financial Officer	Novem ber 5 , 2014
Stuart D. Beath

/s/ Rex Carr	Director	November 5, 2014
Rex Carr

/s/ Michael Gianino	Director	November 5 , 2014
Michael Gianino

/s/ David B. Norris	Director	November 5 , 2014
David B. Norris